

Towngas

The Hong Kong and China Gas Company Limited


10016381

10 September 2010

Our ref: CS/GL/L/10-06

Securities & Exchange Commission
Office of the International Corporate Finance
Room 3094 Stop 3-6
450 Fifth Street, NW
Washington DC 20549
U.S.A.


SEC MAIL
RECEIVED
PROCESSING
WASH, D.C.
193
SECTION

SUPPL

BY REGISTERED MAIL

Dear Sirs

File No. 82-1543
The Hong Kong and China Gas Company Limited

We have pleasure in submitting to you the following for filing pursuant to Rule 12g3-2(b) of Securities Act of 1934:-

1. A copy of an announcement dated 11 August 2010 in respect of "Date of Board Meeting";
2. A copy of the Preliminary Announcement of 2010 Interim Results dated 24 August 2010;
3. A copy of an announcement dated 24 August 2010 in respect of "Closure of Register of Members";
4. A copy of the 2010 Interim Report.

Thank you for your attention.

Yours faithfully

Chan Wai Keung
Head – Company Secretarial Department

WKC/pl

Encl

Company Secretarial Department 23rd floor, 363 Java Road, North Point, H.K. Tel: 2963 3281 Fax: 2562 6682 E-mail: wk.chan@towngas.com

File No. 82-1543
pursuant to
Rule 12g3-2(b)
Securities Act 1934

THE HONG KONG AND CHINA GAS COMPANY LIMITED

(Incorporated in Hong Kong under the Companies Ordinance)
(Stock Code: 3)

DATE OF BOARD MEETING

The board of directors (the "Board") of The Hong Kong and China Gas Company Limited (the "Company") announces that a meeting of the Board will be held on Tuesday, 24th August 2010 to, among other matters, consider and approve the interim results of the Company and its subsidiaries for the six months ended 30th June 2010 and its publication and to consider the payment of an interim dividend, if any.

By Order of the Board
JOHN H.M. HO
Chief Financial Officer and Company Secretary

Hong Kong, 11th August 2010

As at the date of this announcement, the Board of the Company comprises:

Non-executive Directors: Dr. The Hon. Lee Shau Kee (Chairman), Mr. Colin Lam Ko Yin, Mr. Lee Ka Kit and Mr. Lee Ka Shing

Independent Non-executive Directors: Mr. Leung Hay Man, Dr. The Hon. David Li Kwok Po and Professor Poon Chung Kwong

Executive Directors: Mr. Alfred Chan Wing Kin and Mr. James Kwan Yuk Choi



Towngas
The Hong Kong and China Gas Company Limited

THE HONG KONG AND CHINA GAS COMPANY LIMITED

(Incorporated in Hong Kong under the Companies Ordinance)
(Stock Code: 3)

PRELIMINARY ANNOUNCEMENT OF 2010 INTERIM RESULTS

HALF-YEARLY RESULTS

The Directors are pleased to report that the unaudited profit after taxation attributable to shareholders of the Group for the six months ended 30th June 2010 amounted to HK$2,967.4 million, a slight decrease of HK$33.9 million compared with the same period last year due to reductions in a one-off gain and profits from sale of properties. Earnings per share for the first half of 2010 remained at HK 41.3 cents. During the period under review, the Group's businesses in both Hong Kong and the mainland recorded good growth. Exclusive of the one-off gain, financial income and cost and profits from property-related businesses, the Group's profit after taxation increased by approximately 14 per cent compared to the same period last year.

Highlights of the unaudited results of the Group for the six months ended 30th June 2010, as compared to the same period in 2009, are shown in the following table:

	Unaudited Six months ended 30th June	
	2010	**2009**
Revenue before Fuel Cost Adjustment, HK million dollars	**9,829.4**	6,030.0
Revenue after Fuel Cost Adjustment, HK million dollars	**10,410.8**	6,259.1
Profit Attributable to Shareholders, HK million dollars	**2,967.4**	3,001.3
Earnings per Share, HK cents	**41.3**	41.3*
Interim Dividend per Share, HK cents	**12.0**	12.0
Town Gas Sold in Hong Kong, million MJ	**15,106**	14,950
Gas Sold in mainland China, ten thousand cubic metres; natural gas equivalent#	**428,554**	331,869
Number of Customers in Hong Kong as at 30th June	**1,712,454**	1,687,615
Number of Gas Customers in mainland China as at 30th June#	**11,211,014**	9,950,630

** Adjusted for the bonus issue in 2010*
 # Inclusive of all mainland city-gas projects of the Group

GAS BUSINESS IN HONG KONG

The local economy recorded significant growth during the first half of 2010 compared to the same period last year, a rebound from its low base in early 2009 caused by the global financial tsunami. A rise in the number of inbound tourists, an improving business environment and prosperous tourism, restaurant and hotel sectors during the first half of 2010, all led to the total volume of gas sales in Hong Kong increasing by 1.0 per cent compared to the same period in 2009. Total number of appliances sold in the first half of 2010 was 118,410 units, an increase of 7.6 per cent over the same period last year. This was due to the Company's introduction of more new products, expansion of sales channels and strengthening of market promotions.

As at 30th June 2010, the number of customers was 1,712,454, an increase of 13,731 since the end of December 2009.

BUSINESS DEVELOPMENT IN MAINLAND CHINA

The Group's mainland businesses progressed well in the first half of 2010.

Economic stimulus measures taken by the central government helped the mainland economy regain momentum in the second quarter of 2009 and continue to prosper in the first half of 2010, thus mitigating the impact of the global financial tsunami. The Group's city-gas and natural gas businesses have benefited from this economic growth, and have recorded continuous growth in the period under review. The Group's development of emerging environmentally-friendly energy projects, through its wholly-owned subsidiary ECO Environmental Investments Limited and the latter's subsidiaries (together known as "ECO"), is also progressing well. ECO is currently at a stage of developing projects for investment. Construction work for some of its projects is now in progress. In the long run, both city-gas and emerging environmentally-friendly energy businesses on the mainland have good prospects and investment value.

Overall, as at the end of June 2010, inclusive of projects of the Group's subsidiary, Towngas China Company Limited ("Towngas China"; stock code: 1083.HK), the Group had 114 projects spread across 20 provinces/autonomous regions/municipalities, encompassing upstream, midstream and downstream natural gas sectors, the water supply and wastewater treatment sector, natural gas filling stations and emerging environmentally-friendly energy projects.

Diversification and an increase in the number of projects are rapidly transforming the Group from a locally-based company centred on a single business into a sizable, nation-wide, multi-business corporation with a focus on environmentally-friendly ventures and the energy sector.

UTILITY BUSINESSES IN MAINLAND CHINA

The Group's city-gas businesses progressed well in the first half of 2010, with a new project successfully established in Yonganzhou Industrial Park, Taizhou, Jiangsu province. Inclusive of four new projects established by Towngas China in the first half of 2010, the Group had 89 city-gas projects in mainland cities spread across 17 provinces/autonomous regions/municipalities as at the end of June 2010. During the period under review, the number of gas customers on the mainland reached 11,211,014 and total volume of gas sales was 4,290 million cubic metres. The Group has become the largest city-gas enterprise on the mainland.

With completion in the next three years of large-scale natural gas projects, including transmission pipeline projects from Sichuan province to eastern and southern China and phase two of the West-to-East pipeline project, and an increase in the quantity of imported liquefied natural gas, together with national sources, the current shortfall in natural gas supply will be mitigated. The Group therefore anticipates its mainland projects will have access to sufficient gas sources to enable them to continue to thrive in the future.

The Group's midstream natural gas projects are making good progress. These include high-pressure natural gas pipeline joint ventures in Anhui province, Hebei province and Hangzhou, Zhejiang province; a joint venture that invests in the construction of natural gas pipelines and the exploitation of gas fields in Jilin province; the Guangdong Liquefied Natural Gas Receiving Terminal project; and a natural gas valve station project in Suzhou Industrial Park, Suzhou, Jiangsu province. These kinds of high-pressure natural gas pipeline joint ventures generate good returns and help the Group develop and strengthen its downstream city-gas market interests.

The Group operates water supply projects in Wujiang, Jiangsu province and in Wuhu, Anhui province, and manages an integrated water supply and wastewater joint venture in Suzhou Industrial Park, Suzhou, Jiangsu province. These projects are progressing well.

The Group will keep on looking for opportunities to invest in high-quality utility projects on the mainland.

EMERGING ENVIRONMENTALLY-FRIENDLY ENERGY BUSINESSES

Liquefied Petroleum Gas Filling Stations and Landfill Gas Utilisation

The Group has been operating environmentally-friendly energy businesses in Hong Kong through ECO for several years. ECO's five dedicated liquefied petroleum gas filling stations and its North East New Territories landfill gas treatment facility continue to operate well. ECO is also endeavouring to acquire further landfill gas utilisation projects at other sites in Hong Kong. By making use of landfill gas which would otherwise be flared off, such projects help reduce greenhouse gas emissions, thus improving air quality in Hong Kong, and depletion of fossil fuels.

Aviation Fuel Facility

ECO's phase-one aviation fuel facility, comprising a tank farm for storage of aviation fuel in Area 38, Tuen Mun, for Hong Kong International Airport, was commissioned at the end of March 2010. Tanker jetties and facilities for unloading and transporting aviation fuel to Hong Kong International Airport via submarine pipelines are now in service. The entire facility has now become a major logistics base for supply of aviation fuel in Hong Kong. Once the construction of a second, neighbouring tank farm is completed before the end of 2010, the whole of this airport-based aviation fuel storage facility will be the largest of its kind in the world.

Coalbed Methane and Coal-mine Methane Liquefaction and Utilisation

ECO has endeavoured to develop clean and emerging environmentally-friendly energy projects on the mainland since early 2008 and has achieved good progress so far. Leveraging on the successful commissioning of phase one of the Group's coalbed methane liquefaction facility located in Jincheng, Shanxi province in the fourth quarter of 2008, construction of phase two of the facility is now progressing well. Once commissioned, which is expected to be in late 2010, annual production capacity will increase to approximately 250 million standard cubic metres of liquefied coalbed methane, for transportation by tankers to downstream markets. By then this coalbed methane liquefaction and utilisation project will be the largest in scale on the mainland. This project provides an additional gas source for the Group's city-gas projects. Construction of ECO's coal-mine methane liquefaction project in Chongqing is progressing well; commissioning is expected by the end of 2011. This project will utilise coal-mine gas obtained through drainage and exploitation for production of liquefied methane, and with an estimated annual capacity of 91 million standard cubic metres, is projected to become the world's first large-scale coal-mine gas utilisation facility, other than in-situ power generation plants.

Coal Mines and Coal Chemical Processing

ECO is also monitoring new technological developments for producing clean energies from coal as a substitute for petroleum products. To this end, ECO is now constructing a methanol production plant and developing a coal mine in Junger, Erdos, Inner Mongolia; both are expected to be commissioned in early 2011. The annual production capacity of the methanol plant will be 200,000 tonnes. ECO's coal mining and coking plant project in Fengcheng, Jiangxi province is also progressing well. The coal mining projects in which ECO has invested have a resources reserve of approximately 180 million tonnes in total, including thermal coal and prime coking coal. ECO is now planning to increase its resources reserve through further investment. Following the successful commissioning of a compressed natural gas filling station for heavy duty trucks in Shaanxi province in 2008, the largest of its kind on the mainland, ECO has also extended this vehicular clean fuel filling station business to Liaoning and Shandong provinces and will continue to develop this business in other provinces.

Establishment of Chinese Holding Company

In tandem with the rapid development of emerging environmentally-friendly energy businesses on the mainland, ECO established a Chinese holding company in Erdos, Inner Mongolia at the end of 2009 to enhance its management effectiveness and financing flexibility.

The energy market on the mainland has great potential to expand. ECO's development of emerging environmentally-friendly energy businesses and its conclusion of related agreements are expected to bring good economic benefits and business prospects to the Group.

TOWNGAS CHINA COMPANY LIMITED (STOCK CODE: 1083.HK)

Towngas China, a subsidiary of the Group, recorded a profit of HK$172 million for the first half of 2010, an increase of approximately 34 per cent over the same period last year.

On 17th March 2010, the Group entered into a sale and purchase agreement with Towngas China whereby the Group agreed to dispose of its entire equity interests in six piped city-gas project companies in Liaoning and Zhejiang provinces to Towngas China in exchange for the allotment and issue of 485 million new shares by Towngas China. The transaction was approved by Towngas China's independent shareholders at an extraordinary general meeting held on 29th April 2010. The transaction, completed on 15th July 2010 and in accordance with a joint announcement by both parties on 15th July 2010, increased the Group's interest in Towngas China from approximately 893 million to approximately 1,378 million shares and raised the Group's shareholding from approximately 45.5 per cent to approximately 56.3 per cent. As such, Towngas China has become a majority-owned subsidiary of the Group, and its position as a leading operator of piped-gas businesses on the mainland has been enhanced. Standard & Poor's Ratings Services, an international rating agency, has raised its long-term foreign currency corporate credit rating on Towngas China to BBB with a stable rating outlook, demonstrating its positive evaluation of Towngas China's closer integration with the Group.

During the first half of 2010, Towngas China set up new city-gas project companies in Linqu county, Weifang, Shandong province; in the New Industrial District of Anshan and Dalian Lvshun Economic Development Zone in Liaoning province; and in the Lingui New District of Guilin which is the Group's first project in the Guangxi Zhuang Autonomous Region. Towngas China is focused on developing city-gas businesses in small to medium-sized cities and will continue to strive for rapid expansion through mergers and acquisitions.

PROPERTY DEVELOPMENTS

An overall total of approximately 1.21 million square feet of the Grand Waterfront property development project, located at the Ma Tau Kok south plant site, had been sold by the end of June 2010, representing over 99 per cent of the total residential floor area of the project. Leasing of the commercial areas is good.

The Group has a 50 per cent interest in the Grand Promenade property development project at Sai Wan Ho. An overall total of approximately 1.73 million square feet had been sold by the end of June 2010, representing over 99 per cent of the total residential floor area of the project.

The Group has an approximately 15.8 per cent interest in the International Finance Centre ("IFC") complex. Rental demand for the shopping mall and office towers of IFC continues to be good. The occupancy rate of the project's hotel complex, comprising the Four Seasons Hotel and Four Seasons Place, remains high.

NOTES PROGRAMMES

In tandem with the Group's long-term investments on the mainland, HKCG (Finance) Limited, a wholly-owned subsidiary of the Group, successfully issued and sold US$1 billion of notes guaranteed by the Company (the "Notes"; stock code: 4303.HK) in August 2008 and further established a US$1 billion medium term note programme (the "MTN Programme") in May 2009. Since the establishment of the MTN Programme, the Group has issued medium term notes with an aggregate amount of HK$3.01 billion, up to now, at nominal interest rates ranging from 3.90 per cent to 5.00 per cent per annum and with a maturity of 10 to 40 years. These term notes have included the first ever issue of 30-year and 40-year notes, the longest term corporate papers ever issued, in the Hong Kong dollar bond market. The good reception to these corporate papers reflects investors' confidence towards the Group's very strong credit standing and long-term development.

EMPLOYEES AND PRODUCTIVITY

As at 30th June 2010, the number of employees engaged in the town gas business in Hong Kong was 1,892, the number of customers had increased by 24,839 since the same period last year, and each employee served the equivalent of 905 customers, slightly up compared to each employee serving 881 customers as at the end of June 2009. Total remuneration for employees directly involved in the town gas business amounted to HK$320 million for the first half of 2010, a decrease of HK$1 million compared with the corresponding period in 2009. The Group will continue to offer employees rewarding careers based on their capabilities and performance and arranges a variety of training programmes in order to constantly enhance the quality of the Group's customer services.

DIVIDEND

Your Directors have declared an interim dividend of HK 12 cents per share payable to shareholders whose names are on the register of shareholders of the Company as at 8th October 2010. To enable our Share Registrar to complete the necessary work associated with this payment, the register of shareholders will be closed on Thursday, 7th October 2010 and Friday, 8th October 2010, during which period no share transfers will be effected. Dividend warrants will be posted to shareholders on Monday, 18th October 2010.

BUSINESS OUTLOOK FOR 2010

The Company anticipates steady growth and an increase of about 25,000 new customers in Hong Kong for the whole of 2010. Hong Kong's economy has resumed growth momentum following the global financial tsunami, with different business sectors including tourism, restaurant, and hotel sectors now prospering. The Group expects commercial and industrial gas sales and appliance sales in Hong Kong will increase in 2010 compared to 2009. In addition, the Group's city-gas and natural gas businesses on the mainland are expected to continue to achieve good growth. Following the mainland government's move towards a policy of energy diversification and environmental protection, the Group predicts good prospects for its emerging environmentally-friendly energy businesses, which will ignite a new light illuminating the way for the Group's long-term development and business growth.

It is anticipated that the results of the Group's emerging environmentally-friendly energy businesses and mainland utility businesses will reach the same level as that of Hong Kong gas businesses in 2012, and will maintain growth momentum faster than Hong Kong businesses thereafter.

LEE Shau Kee
Chairman

Hong Kong, 24th August 2010

FINANCIAL INFORMATION

Highlights of the Group's Interim Accounts for the first six months ended 30th June 2010 are shown below. The Interim Accounts are unaudited but have been reviewed by our audit committee and external auditor, PricewaterhouseCoopers.

CONSOLIDATED INCOME STATEMENT (UNAUDITED)

	Note	**2010 HK$M**	2009 HK$M
Revenue	2	**10,410.8**	6,259.1
Total operating expenses	3	**(7,676.8)**	(4,008.6)
		2,734.0	2,250.5
Other gains, net		**178.4**	503.8
Interest expense		**(353.5)**	(285.7)
Share of profits less losses of associated companies		**667.0**	494.2
Share of profits less losses of jointly controlled entities		**537.3**	518.6
Profit before taxation		**3,763.2**	3,481.4
Taxation	4	**(572.0)**	(410.8)
Profit for the period		**3,191.2**	3,070.6
Attributable to:			
Shareholders of the Company		**2,967.4**	3,001.3
Minority interests		**223.8**	69.3
		3,191.2	3,070.6
Dividend – interim proposed	5	**861.9**	787.3
Earnings per share – basic and diluted, HK cents	6	**41.3**	41.3*

*Adjusted for the bonus issue in 2010

CONSOLIDATED BALANCE SHEET (UNAUDITED)
AS AT 30TH JUNE 2010

	Note	At 30th June 2010 HK$M	At 31st December 2009 HK$M
Assets			
Non-current assets			
Property, plant and equipment		**24,809.6**	23,573.3
Investment property		**501.0**	501.0
Leasehold land		**893.5**	879.3
Intangible asset		**2,463.4**	2,461.7
Associated companies		**8,942.4**	8,338.0
Jointly controlled entities		**7,267.3**	7,011.2
Available-for-sale financial assets		**3,543.8**	2,996.0
Derivative financial instruments		**356.2**	186.4
Retirement benefit assets		**59.3**	59.3
Other non-current assets		**2,185.3**	477.0
		51,021.8	46,483.2
Current assets			
Completed property for sale		**4.8**	29.0
Inventories		**1,154.2**	2,588.0
Trade and other receivables	7	**3,444.1**	3,164.7
Loan and other receivables from associated companies		**172.3**	41.2
Loan and other receivables from jointly controlled entities		**356.7**	83.2
Loan and other receivables from minority interests		**52.1**	106.7
Housing loans to staff		**30.5**	35.0
Financial assets at fair value through profit or loss		**524.3**	405.2
Time deposits over three months		**3,551.5**	351.9
Time deposits up to three months, cash and bank balances		**8,607.6**	12,817.4
		17,898.1	19,622.3
Current liabilities			
Trade and other payables	8	**(4,892.7)**	(5,190.7)
Amounts due to associated companies		**(58.2)**	-
Amounts due to jointly controlled entities		**(13.9)**	(22.2)
Loan and other payables to minority interests		**(80.3)**	(111.4)
Provision for taxation		**(806.4)**	(556.9)
Borrowings		**(8,831.3)**	(4,747.6)
		(14,682.8)	(10,628.8)
Net current assets		**3,215.3**	8,993.5
Total assets less current liabilities		**54,237.1**	55,476.7
Non-current liabilities			
Customers' deposits		**(1,118.3)**	(1,114.4)
Deferred taxation		**(2,001.2)**	(1,890.0)
Borrowings		**(12,484.3)**	(15,672.0)
Loans payable to minority interests		**(33.3)**	(12.2)
		(15,637.1)	(18,688.6)
Net assets		**38,600.0**	36,788.1
Capital and reserves			
Share capital		**1,795.6**	1,632.3
Share premium		**3,455.3**	3,618.6
Reserves		**28,280.7**	26,093.1
Proposed dividend		**861.9**	1,501.8
Shareholders' funds		**34,393.5**	32,845.8
Minority interests		**4,206.5**	3,942.3
Total equity		**38,600.0**	36,788.1

NOTES TO THE CONDENSED INTERIM ACCOUNTS (UNAUDITED)

1. Basis of preparation and accounting policies

The unaudited condensed consolidated interim accounts, which do not constitute statutory accounts, have been prepared in accordance with the applicable disclosure provisions of the Rules Governing the Listing of Securities on The Stock Exchange of Hong Kong Limited and in compliance with the Hong Kong Accounting Standard ("HKAS") 34 "Interim Financial Reporting" issued by the Hong Kong Institute of Certified Public Accountants ("HKICPA").

The accounting policies used in the preparation of these condensed consolidated interim accounts are consistent with those set out in the annual report for the year ended 31st December 2009. The Group has applied the following new interpretations to Hong Kong Financial Reporting Standards ("HKFRS") issued by the HKICPA, which are effective for the Group's financial year beginning 1st January 2010. There is however no significant impact on the Group's results and financial position nor any substantial changes in the Group's accounting policies.

- HKAS 27 (revised) "Consolidated and Separate Financial Statements"
- HKAS 32 (amendment) "Classification of Rights Issues"
- HKAS 39 (amendment) "Financial Instruments: Recognition and Measurement"
- HKFRS 2 (amendment) "Group Cash-settled Share-based Payment Transactions"
- HKFRS 3 (revised) "Business Combinations"
- HK(IFRIC) 14 "Prepayments of a Minimum Funding Requirement"
- HK(IFRIC) 17 "Distributions of Non-cash Assets to Owners"
- HKICPA's Improvements to HKFRS 2008 and 2009

The HKICPA has issued a number of new standards, interpretations and amendments to standards which are not effective for accounting period beginning 1st January 2010. The Group has not early adopted these new and revised HKFRS.

2. Segment information

The Group's principal activity is the production, distribution and marketing of gas, water and energy related activities in Hong Kong and mainland China. The revenue comprises the following:

	Six months ended 30th June	
	2010	2009
	HK$M	HK$M
Gas sales before fuel cost adjustment	**6,221.2**	4,482.1
Fuel cost adjustment	**581.4**	229.1
Gas sales after fuel cost adjustment	**6,802.6**	4,711.2
Equipment sales	**524.9**	436.9
Maintenance and services	**161.0**	148.9
Water sales	**175.3**	137.0
Property sales	**142.5**	364.6
Rental income	**15.2**	14.3
Aviation fuel facility construction income	**1,707.7**	-
Other sales	**881.6**	446.2
	10,410.8	6,259.1

2. Segment information *(Continued)*

The chief operating decision-maker has been identified as the executive committee members (the "ECM"). ECM reviews the Group's internal reporting in order to assess performance and allocate resources. ECM considers the business from both a geographical and product perspective. From a product perspective, management assesses the performance of (a) gas, water and energy related business; and (b) property business. Gas, water and energy related business is further evaluated on a geographical basis (Hong Kong and Mainland China).

ECM assesses the performance of the operating segments based on a measure of adjusted profit before interest, tax, depreciation and amortisation (the "EBITDA"). Other information provided, except as noted below, to ECM is measured in a manner consistent with that in the accounts.

Segment assets exclude available-for-sale financial assets, financial assets at fair value through profit or loss, time deposit, cash and bank balances other than those included under segment assets for operation purposes, derivative financial instruments, retirement benefit assets, other non-current assets other than those included under segment assets for operation purposes, loan and other receivables from minority interests and housing loans to staff.

The segment information for the six months ended 30th June 2010 and 2009 provided to the ECM for the reportable segments is as follows:

	Gas, water and energy related business									
	Hong Kong		Mainland China		Property		All other segments		Total	
	2010	2009	**2010**	2009	**2010**	2009	**2010**	2009	**2010**	2009
	HK$M	HK$M	**HK$M**	HK$M	**HK$M**	HK$M	**HK$M**	HK$M	**HK$M**	HK$M
Revenue	**6,381.3**	4,089.8	**3,843.1**	1,772.9	**157.7**	378.9	**28.7**	17.5	**10,410.8**	6,259.1
Adjusted EBITDA	**2,402.3**	2,226.9	**1,032.6**	517.6	**109.9**	123.2	**7.8**	7.0	**3,552.6**	2,874.7
Depreciation and amortisation	**(279.1)**	(265.2)	**(260.7)**	(131.5)	**(0.1)**	(0.1)	**(4.9)**	(3.9)	**(544.8)**	(400.7)
Unallocated corporate expenses									**(273.8)**	(223.5)
									2,734.0	2,250.5
Other gains, net									**178.4**	503.8
Interest expense									**(353.5)**	(285.7)
Share of profits less losses of associated companies	-	-	**225.8**	165.6	**441.4**	328.6	**(0.2)**	-	**667.0**	494.2
Share of profits less losses of jointly controlled entities	-	-	**492.5**	355.4	**45.3**	163.8	**(0.5)**	(0.6)	**537.3**	518.6
Profit before taxation									**3,763.2**	3,481.4
Taxation									**(572.0)**	(410.8)
Profit for the period									**3,191.2**	3,070.6
Attributable to:										
Shareholders of the Company									**2,967.4**	3,001.3
Minority interests									**223.8**	69.3
									3,191.2	3,070.6

Share of profits of associated companies includes HK$263.0 million (2009: HK$178.4 million), being the Group's share of post-tax change in valuation of investment properties at the International Finance Centre (the "IFC") complex for the period.

NOTES TO THE CONDENSED INTERIM ACCOUNTS (UNAUDITED)

2. Segment information *(Continued)*

The segment assets at 30th June 2010 and 31st December 2009 is as follows:

	Gas, water and energy related business									
	Hong Kong		Mainland China		Property		All other segments		Total	
	2010	2009	**2010**	2009	**2010**	2009	**2010**	2009	**2010**	2009
	HK$M	HK$M	**HK$M**	HK$M	**HK$M**	HK$M	**HK$M**	HK$M	**HK$M**	HK$M
Segment assets	**18,371.8**	18,185.4	**29,530.5**	27,537.4	**6,384.3**	6,328.2	**4,848.6**	4,158.6	**59,135.2**	56,209.6
Unallocated corporate assets										
- available-for-sale financial assets									**3,543.8**	2,996.0
- financial asset at fair value through profit and loss									**524.3**	405.2
- time deposit, cash and bank balances excluded from segment assets									**4,791.2**	5,630.3
- others									**925.4**	864.4
Total assets	**18,371.8**	18,185.4	**29,530.5**	27,537.4	**6,384.3**	6,328.2	**4,848.6**	4,158.6	**68,919.9**	66,105.5

The Company is domiciled in Hong Kong. The result of the Group's revenue from external customers in Hong Kong for the six months ended 30th June 2010 is HK$6,561.5 million (2009: HK$4,486.2 million), and the total of its revenue from external customers in PRC is HK$3,849.3 million (2009: HK$1,772.9 million).

At 30th June 2010, the total of non-current assets other than financial instruments and retirement benefit assets located in Hong Kong and other countries is HK$15,840.1 million (At 31st December 2009: HK$15,596.9 million) and HK$29,037.1 million (At 31st December 2009: HK$27,167.6 million) respectively.

NOTES TO THE CONDENSED INTERIM ACCOUNTS (UNAUDITED)

3. Total operating expenses

	Six months ended 30th June	
	2010	2009
	HK$M	HK$M
Stores and materials used	**3,888.1**	2,175.8
Cost of property sold	**27.2**	98.0
Manpower costs	**672.9**	523.8
Depreciation and amortisation	**549.9**	405.4
Other operating items	**2,538.7**	805.6
	7,676.8	4,008.6

4. Taxation

	Six months ended 30th June	
	2010	2009
	HK$M	HK$M
Current taxation	**468.5**	372.4
Deferred taxation relating to the origination and reversal of temporary differences	**103.5**	38.4
	572.0	410.8

Hong Kong profits tax has been provided at the rate of 16.5% (2009: 16.5%) on the estimated assessable profits for the period. PRC profits tax has been calculated on the estimated assessable profits for the period at the rates prevailing in the respective jurisdictions.

5. Dividends

	Six months ended 30th June	
	2010	2009
	HK$M	HK$M
2009 Final, paid, of HK 23 cents per share (2008 Final: HK 23 cents per share)	**1,501.8**	1,519.2
2010 Interim, proposed, of HK 12 cents per share (2009 Interim: HK 12 cents per share)	**861.9**	787.3
	2,363.7	2,306.5

6. Earnings per share

The calculation of basic earnings per share is based on the profit attributable to shareholders of HK$2,967.4 million (2009: HK$3,001.3 million) and the weighted average of 7,182,321,942 shares (2009: 7,272,383,109 shares *) in issue during the period.

As there were no diluted potential ordinary shares outstanding during the period (2009: nil), the diluted earnings per share for the period ended 30th June 2010 is the same as the basic earnings per share.

* Adjusted for the bonus issue in 2010.

7. Trade and other receivables

	At 30th June 2010 HK$M	At 31st December 2009 HK$M
Trade receivables (Note)	**1,777.1**	1,646.4
Instalment receivables	**46.1**	57.4
Other receivables	**890.7**	833.3
Payments in advance	**730.2**	627.6
	3,444.1	3,164.7

The Group recognised a loss of HK$3.4 million (2009: HK$9.2 million) for the impairment of its trade and other receivables during the period. The impairment has been included in other operating items (Note 3).

Note

The Group has established credit policies for different types of customers. The credit period offered for trade receivables, which subject to periodic review by management, ranges from 30 to 60 days except for gas receivables of the Company which are due by 8 working days after billing date. As at 30th June 2010, the aging analysis of the trade receivables, net of impairment provision, is as follows:

	At 30th June 2010 HK$M	At 31st December 2009 HK$M
0 - 30 days	**1,525.2**	1,404.6
31 - 60 days	**46.6**	38.5
61 - 90 days	**31.9**	26.3
Over 90 days	**173.4**	177.0
	1,777.1	1,646.4

NOTES TO THE CONDENSED INTERIM ACCOUNTS (UNAUDITED)

8. Trade and other payables

	At 30th June 2010 HK$M	At 31st December 2009 HK$M
Trade payables (Note a)	**1,159.6**	1,171.7
Other payables and accruals (Note b)	**3,733.1**	4,019.0
	4,892.7	5,190.7

Notes

(a) As at 30th June 2010, the aging analysis of the trade payables is as follows :

	At 30th June 2010 HK$M	At 31st December 2009 HK$M
0 - 30 days	**598.8**	581.4
31 - 60 days	**166.2**	63.6
61 - 90 days	**96.9**	40.4
Over 90 days	**297.7**	486.3
	1,159.6	1,171.7

(b) The balance includes an amount of approximately HK$77.3 million (At 31st December 2009: HK$60.7 million) payable to Henderson Land Development Company Limited in relation to its entitlement to 27 per cent of the net sales proceeds generated from the sales of residential units of Grand Waterfront.

DIVIDEND

The Board of Directors has declared an interim dividend for the six months ended 30th June 2010 of HK 12 cents per share payable to shareholders of the Company whose names are on the register of members of the Company as at 8th October 2010. Dividend warrants will be despatched to shareholders on Monday, 18th October 2010.

CLOSING OF REGISTER OF MEMBERS

The register of members of the Company will be closed from Thursday, 7th October 2010 to Friday, 8th October 2010, both days inclusive, during which no transfer of shares will be registered. **In order to qualify for this dividend, all transfers, accompanied by the relevant share certificates, must be lodged with the Company's share registrar, Computershare Hong Kong Investor Services Limited, at Shops 1712-1716, 17th Floor, Hopewell Centre, 183 Queen's Road East, Hong Kong for registration no later than 4:30 p.m. on Wednesday, 6th October 2010.**

FINANCIAL RESOURCES REVIEW

Liquidity and capital resources

As at 30th June 2010, the Group had a net current deposits position of HK$3,328 million (31st December 2009: HK$8,422 million) and long-term borrowings of HK$12,484 million (31st December 2009: HK$15,672 million). After taking into account a portfolio of financial assets at fair value through profit or loss of HK$524 million (31st December 2009: HK$405 million), net current funds as at 30th June 2010 amounted to HK$3,852 million (31st December 2009: HK$8,827 million). In addition, banking facilities available for use amounted to HK$6,399 million (31st December 2009: HK$5,897 million).

The operating and capital expenditures of the Group are funded by cash flow from operations, internal liquidity, banking facilities and debt financing. The Group has adequate and stable sources of funds and unutilised banking facilities to meet its future capital expenditures and working capital requirements.

Borrowing structure

In May 2009, the Group established a US$1 billion Medium Term Note Programme (the "Programme") which allows notes to be issued under the Programme within 12 months' period. Up to 30th June 2010, the Group issued notes in the total amount of HK$3,010 million (31st December 2009: HK$2,760 million) with maturity terms of 10 years, 15 years, 30 years and 40 years in Hong Kong dollar under the Programme (the "MTNs"). The carrying value of the MTNs as at 30th June 2010 was HK$2,950 million (31st December 2009: HK$2,710 million).

As at 30th June 2010, the outstanding principal amount of the 10-year US dollar Guaranteed Notes (the "Guaranteed Notes") issued in August 2008 at a fixed coupon rate of 6.25 per cent per annum was US$995 million (31st December 2009: US$995 million) and the carrying value was HK$7,666 million (31st December 2009: HK$7,626 million).

As at 30th June 2010, the outstanding principal amount of the 7-year US dollar Guaranteed Senior Notes due 2011 (the "Guaranteed Senior Notes") issued in September 2004 by a subsidiary of the Group, Towngas China Company Limited, was US$141 million (31st December 2009: US$141 million) and the carrying value was HK$1,112 million (31st December 2009: HK$1,110 million). The Guaranteed Senior Notes are listed on the Singapore Exchange Securities Trading Limited.

As at 30th June 2010, the Group's borrowings amounted to HK$21,316 million (31st December 2009: HK$20,420 million). The increase was mainly due to new issue of MTNs of HK$250 million and net drawn down of bank loans for the rest. Other than the Notes mentioned on above which had fixed interest rate while the Guaranteed Senior Notes were secured by a pledge of shares of certain subsidiaries of Towngas China Company Limited, all bank and other loans were unsecured and had a floating interest rate, of which HK$757 million (31st December 2009: HK$4,226 million) were long-term bank loans while HK$8,831 million (31st December 2009: HK$4,748 million) had maturities within one year on revolving credit or term loan facilities. As at 30th June 2010, the maturity profile of the Group's borrowings was 41 per cent within 1 year; 7 per cent within 1 to 2 years, 2 per cent within 2 to 5 years and 50 per cent over 5 years (31st December 2009: 23 per cent within 1 year; 23 per cent within 1 to 2 years, 3 per cent within 2 to 5 years and 51 per cent over 5 years).

The US dollar Guaranteed Notes issued are hedged to Hong Kong dollars by currency swaps and the Group's bank borrowings are primarily denominated in Hong Kong dollars; thus, the Group has no significant exposure to foreign exchange risk. The gearing ratio [net borrowing / (shareholders' funds + net borrowing)] for the Group as at 30th June 2010 remained healthy at 21 per cent (31st December 2009: 18 per cent). After taking into account a portfolio of financial assets at fair value through profit or loss of HK$524 million as at 30th June 2010 (31st December 2009: HK$405 million), the net gearing ratio [net debt / (shareholders' funds + net debt)] stood at 20 per cent (31st December 2009: 17 per cent).

Contingent liabilities

As at 30th June 2010, the Group did not provide any guarantee in respect of bank borrowing facilities made available to any associated companies, jointly controlled entities or third parties (31st December 2009: Nil).

Currency profile

The Group's operations and activities are predominantly based in Hong Kong and mainland China. As such, its cash, cash equivalents or borrowings are mainly denominated in either Hong Kong dollars or United States dollars, whereas borrowings for the Group's subsidiaries and joint ventures in mainland China are predominantly denominated in the local currency, Renminbi, in order to provide natural hedging for the investment there.

Group's investments in securities

Under the guidance of the Group's Treasury Committee, investments have been made in equity and debt securities. As at 30th June 2010, the investments in securities amounted to HK$4,068 million (31st December 2009: HK$3,401 million). The performance of the Group's investments in securities was satisfactory.

OTHER INFORMATION

Corporate governance

During the six months ended 30th June 2010, the Company had complied with the code provisions set out in the Code on Corporate Governance Practices contained in Appendix 14 of the Rules Governing the Listing of Securities on The Stock Exchange of Hong Kong Limited (the "Listing Rules").

Model code for dealing in securities by Directors

The Company has adopted the model code as set out in Appendix 10 of the Listing Rules as the code for dealing in securities of the Company by the Directors (the "Model Code"). All Directors have confirmed, following specific enquiries by the Company, that they have fully complied with the required standard set out in the Model Code during the six months ended 30th June 2010.

Purchase, sale or redemption of own shares

Neither the Company nor any of its subsidiaries had purchased, sold or redeemed any of the Company's shares during the six months ended 30th June 2010.

As at the date of this announcement, the Board comprises:

Non-executive Directors:	Dr. the Hon. Lee Shau Kee (Chairman), Mr. Colin Lam Ko Yin, Mr. Lee Ka Kit and Mr. Lee Ka Shing
Independent Non-executive Directors:	Mr. Leung Hay Man, Dr. the Hon. David Li Kwok Po and Professor Poon Chung Kwong
Executive Directors:	Mr. Alfred Chan Wing Kin and Mr. James Kwan Yuk Choi



Towngas
The Hong Kong and China Gas Company Limited

File No. 82-1543
pursuant to
Rule 12g3-2(b)
Securities Act 1934

THE HONG KONG AND CHINA GAS COMPANY LIMITED

(Incorporated in Hong Kong under the Companies Ordinance)
(Stock Code: 3)

CLOSURE OF REGISTER OF MEMBERS

Notice is hereby given that in order to determine entitlement of shareholders to the interim dividend for the six months ended 30th June 2010, the register of members of The Hong Kong and China Gas Company Limited (the "Company") will be closed from Thursday, 7th October 2010 to Friday, 8th October 2010, both days inclusive, during which period no share transfer will be effected. In order to qualify for the interim dividend, all transfers accompanied by the relevant share certificates must be lodged with the Company's share registrar, Computershare Hong Kong Investor Services Limited, at Shops 1712-1716, 17th Floor, Hopewell Centre, 183 Queen's Road East, Hong Kong, not later than 4:30 p.m. on Wednesday, 6th October 2010.

By Order of the Board
JOHN H.M. HO
Chief Financial Officer and Company Secretary

Hong Kong, 24th August 2010

As at the date of this announcement, the Board of the Company comprises:

Non-executive Directors: Dr. the Hon. Lee Shau Kee (Chairman), Mr. Colin Lam Ko Yin, Mr. Lee Ka Kit and Mr. Lee Ka Shing

Independent Non-executive Directors: Mr. Leung Hay Man, Dr. the Hon. David Li Kwok Po and Professor Poon Chung Kwong

Executive Directors: Mr. Alfred Chan Wing Kin and Mr. James Kwan Yuk Choi



Towngas
The Hong Kong and China Gas Company Limited

File No. 82-1543
pursuant to
Rule 12g3-2(b)
Securities Act 1934

2010

Interim Report



Towngas

The Hong Kong and China Gas Company Limited

(stock code: 3)

THE HONG KONG AND CHINA GAS COMPANY LIMITED
2010 INTERIM REPORT

To Shareholders

Dear Sir or Madam,

HALF-YEARLY RESULTS

The Directors are pleased to report that the unaudited profit after taxation attributable to shareholders of the Group for the six months ended 30th June 2010 amounted to HK$2,967.4 million, a slight decrease of HK$33.9 million compared with the same period last year due to reductions in a one-off gain and profits from sale of properties. Earnings per share for the first half of 2010 remained at HK 41.3 cents. During the period under review, the Group's businesses in both Hong Kong and the mainland recorded good growth. Exclusive of the one-off gain, financial income and cost and profits from property-related businesses, the Group's profit after taxation increased by approximately 14 per cent compared to the same period last year.

Highlights of the unaudited results of the Group for the six months ended 30th June 2010, as compared to the same period in 2009, are shown in the following table:

	Unaudited Six months ended 30th June	
	2010	2009
Revenue before Fuel Cost Adjustment, HK million dollars	**9,829.4**	6,030.0
Revenue after Fuel Cost Adjustment, HK million dollars	**10,410.8**	6,259.1
Profit Attributable to Shareholders, HK million dollars	**2,967.4**	3,001.3
Earnings per Share, HK cents	**41.3**	41.3*
Interim Dividend per Share, HK cents	**12.0**	12.0
Town Gas Sold in Hong Kong, million MJ	**15,106**	14,950
Gas Sold in mainland China, ten thousand cubic metres; natural gas equivalent#	**428,554**	331,869
Number of Customers in Hong Kong as at 30th June	**1,712,454**	1,687,615
Number of Gas Customers in mainland China as at 30th June#	**11,211,014**	9,950,630

* *Adjusted for the bonus issue in 2010*
\# *Inclusive of all mainland city-gas projects of the Group*

The condensed consolidated interim accounts are provided on pages 7 to 25 of this Interim Report. The interim accounts are unaudited but have been reviewed by the Group's audit committee and external auditor, PricewaterhouseCoopers.

GAS BUSINESS IN HONG KONG

The local economy recorded significant growth during the first half of 2010 compared to the same period last year, a rebound from its low base in early 2009 caused by the global financial tsunami. A rise in the number of inbound tourists, an improving business environment and prosperous tourism, restaurant and hotel sectors during the first half of 2010, all led to the total volume of gas sales in Hong Kong increasing by 1.0 per cent compared to the same period in 2009. Total number of appliances sold in the first half of 2010 was 118,410 units, an increase of 7.6 per cent over the same period last year. This was due to the Company's introduction of more new products, expansion of sales channels and strengthening of market promotions.

As at 30th June 2010, the number of customers was 1,712,454, an increase of 13,731 since the end of December 2009.

BUSINESS DEVELOPMENT IN MAINLAND CHINA

The Group's mainland businesses progressed well in the first half of 2010.

Economic stimulus measures taken by the central government helped the mainland economy regain momentum in the second quarter of 2009 and continue to prosper in the first half of 2010, thus mitigating the impact of the global financial tsunami. The Group's city-gas and natural gas businesses have benefited from this economic growth, and have recorded continuous growth in the period under review. The Group's development of emerging environmentally-friendly energy projects, through its wholly-owned subsidiary ECO Environmental Investments Limited and the latter's subsidiaries (together known as "ECO"), is also progressing well. ECO is currently at a stage of developing projects for investment. Construction work for some of its projects is now in progress. In the long run, both city-gas and emerging environmentally-friendly energy businesses on the mainland have good prospects and investment value.

Overall, as at the end of June 2010, inclusive of projects of the Group's subsidiary, Towngas China Company Limited ("Towngas China"; stock code: 1083.HK), the Group had 114 projects spread across 20 provinces/autonomous regions/municipalities, encompassing upstream, midstream and downstream natural gas sectors, the water supply and wastewater treatment sector, natural gas filling stations and emerging environmentally-friendly energy projects.

Diversification and an increase in the number of projects are rapidly transforming the Group from a locally-based company centred on a single business into a sizable, nation-wide, multi-business corporation with a focus on environmentally-friendly ventures and the energy sector.

UTILITY BUSINESSES IN MAINLAND CHINA

The Group's city-gas businesses progressed well in the first half of 2010, with a new project successfully established in Yonganzhou Industrial Park, Taizhou, Jiangsu province. Inclusive of four new projects established by Towngas China in the first half of 2010, the Group had 89 city-gas projects in mainland cities spread across 17 provinces/autonomous regions/municipalities as at the end of June 2010. During the period under review, the number of gas customers on the mainland reached 11,211,014 and total volume of gas sales was 4,290 million cubic metres. The Group has become the largest city-gas enterprise on the mainland.

With completion in the next three years of large-scale natural gas projects, including transmission pipeline projects from Sichuan province to eastern and southern China and phase two of the West-to-East pipeline project, and an increase in the quantity of imported liquefied natural gas, together with national sources, the current shortfall in natural gas supply will be mitigated. The Group therefore anticipates its mainland projects will have access to sufficient gas sources to enable them to continue to thrive in the future.

The Group's midstream natural gas projects are making good progress. These include high-pressure natural gas pipeline joint ventures in Anhui province, Hebei province and Hangzhou, Zhejiang province; a joint venture that invests in the construction of natural gas pipelines and the exploitation of gas fields in Jilin province; the Guangdong Liquefied Natural Gas Receiving Terminal project; and a natural gas valve station project in Suzhou Industrial Park, Suzhou, Jiangsu province. These kinds of high-pressure natural gas pipeline joint ventures generate good returns and help the Group develop and strengthen its downstream city-gas market interests.

The Group operates water supply projects in Wujiang, Jiangsu province and in Wuhu, Anhui province, and manages an integrated water supply and wastewater joint venture in Suzhou Industrial Park, Suzhou, Jiangsu province. These projects are progressing well.

The Group will keep on looking for opportunities to invest in high-quality utility projects on the mainland.

EMERGING ENVIRONMENTALLY-FRIENDLY ENERGY BUSINESSES

Liquefied Petroleum Gas Filling Stations and Landfill Gas Utilisation

The Group has been operating environmentally-friendly energy businesses in Hong Kong through ECO for several years. ECO's five dedicated liquefied petroleum gas filling stations and its North East New Territories landfill gas treatment facility continue to operate well. ECO is also endeavouring to acquire further landfill gas utilisation projects at other sites in Hong Kong. By making use of landfill gas which would otherwise be flared off, such projects help reduce greenhouse gas emissions, thus improving air quality in Hong Kong, and depletion of fossil fuels.

Aviation Fuel Facility

ECO's phase-one aviation fuel facility, comprising a tank farm for storage of aviation fuel in Area 38, Tuen Mun, for Hong Kong International Airport, was commissioned at the end of March 2010. Tanker jetties and facilities for unloading and transporting aviation fuel to Hong Kong International Airport via submarine pipelines are now in service. The entire facility has now become a major logistics base for supply of aviation fuel in Hong Kong. Once the construction of a second, neighbouring tank farm is completed before the end of 2010, the whole of this airport-based aviation fuel storage facility will be the largest of its kind in the world.

Coalbed Methane and Coal-mine Methane Liquefaction and Utilisation

ECO has endeavoured to develop clean and emerging environmentally-friendly energy projects on the mainland since early 2008 and has achieved good progress so far. Leveraging on the successful commissioning of phase one of the Group's coalbed methane liquefaction facility located in Jincheng, Shanxi province in the fourth quarter of 2008, construction of phase two of the facility is now progressing well. Once commissioned, which is expected to be in late 2010, annual production capacity will increase to approximately 250 million standard cubic metres of liquefied coalbed methane, for transportation by tankers to downstream markets. By then this coalbed methane liquefaction and utilisation project will be the largest in scale on the mainland. This project provides an additional gas source for the Group's city-gas projects. Construction of ECO's coal-mine methane liquefaction project in Chongqing is progressing well; commissioning is expected by the end of 2011. This project will utilise coal-mine gas obtained through drainage and exploitation for production of liquefied methane, and with an estimated annual capacity of 91 million standard cubic metres, is projected to become the world's first large-scale coal-mine gas utilisation facility, other than in-situ power generation plants.

Coal Mines and Coal Chemical Processing

ECO is also monitoring new technological developments for producing clean energies from coal as a substitute for petroleum products. To this end, ECO is now constructing a methanol production plant and developing a coal mine in Junger, Erdos, Inner Mongolia; both are expected to be commissioned in early 2011. The annual production capacity of the methanol plant will be 200,000 tonnes. ECO's coal mining and coking plant project in Fengcheng, Jiangxi province is also progressing well. The coal mining projects in which ECO has invested have a resources reserve of approximately 180 million tonnes in total, including thermal coal and prime coking coal. ECO is now planning to increase its resources reserve through further investment. Following the successful commissioning of a compressed natural gas filling station for heavy-duty trucks in Shaanxi province in 2008, the largest of its kind on the mainland, ECO has also extended this vehicular clean fuel filling station business to Liaoning and Shandong provinces and will continue to develop this business in other provinces.

Establishment of Chinese Holding Company

In tandem with the rapid development of emerging environmentally-friendly energy businesses on the mainland, ECO established a Chinese holding company in Erdos, Inner Mongolia at the end of 2009 to enhance its management effectiveness and financing flexibility.

The energy market on the mainland has great potential to expand. ECO's development of emerging environmentally-friendly energy businesses and its conclusion of related agreements are expected to bring good economic benefits and business prospects to the Group.

TOWNGAS CHINA COMPANY LIMITED (STOCK CODE: 1083.HK)

Towngas China, a subsidiary of the Group, recorded a profit of HK$172 million for the first half of 2010, an increase of approximately 34 per cent over the same period last year.

On 17th March 2010, the Group entered into a sale and purchase agreement with Towngas China whereby the Group agreed to dispose of its entire equity interests in six piped city-gas project companies in Liaoning and Zhejiang provinces to Towngas China in exchange for the allotment and issue of 485 million new shares by Towngas China. The transaction was approved by Towngas China's independent shareholders at an extraordinary general meeting held on 29th April 2010. The transaction, completed on 15th July 2010 and in accordance with a joint announcement by both parties on 15th July 2010, increased the Group's interest in Towngas China from approximately 893 million to approximately 1,378 million shares and raised the Group's shareholding from approximately 45.5 per cent to approximately 56.3 per cent. As such, Towngas China has become a majority-owned subsidiary of the Group, and its position as a leading operator of piped-gas businesses on the mainland has been enhanced. Standard & Poor's Ratings Services, an international rating agency, has raised its long-term foreign currency corporate credit rating on Towngas China to BBB with a stable rating outlook, demonstrating its positive evaluation of Towngas China's closer integration with the Group.

During the first half of 2010, Towngas China set up new city-gas project companies in Linqu county, Weifang, Shandong province; in the New Industrial District of Anshan and Dalian Lvshun Economic Development Zone in Liaoning province; and in the Lingui New District of Guilin which is the Group's first project in the Guangxi Zhuang Autonomous Region. Towngas China is focused on developing city-gas businesses in small to medium-sized cities and will continue to strive for rapid expansion through mergers and acquisitions.

PROPERTY DEVELOPMENTS

An overall total of approximately 1.21 million square feet of the Grand Waterfront property development project, located at the Ma Tau Kok south plant site, had been sold by the end of June 2010, representing over 99 per cent of the total residential floor area of the project. Leasing of the commercial areas is good.

The Group has a 50 per cent interest in the Grand Promenade property development project at Sai Wan Ho. An overall total of approximately 1.73 million square feet had been sold by the end of June 2010, representing over 99 per cent of the total residential floor area of the project.

The Group has an approximately 15.8 per cent interest in the International Finance Centre ("IFC") complex. Rental demand for the shopping mall and office towers of IFC continues to be good. The occupancy rate of the project's hotel complex, comprising the Four Seasons Hotel and Four Seasons Place, remains high.

NOTES PROGRAMMES

In tandem with the Group's long-term investments on the mainland, HKCG (Finance) Limited, a wholly-owned subsidiary of the Group, successfully issued and sold US$1 billion of notes guaranteed by the Company (the "Notes"; stock code: 4303.HK) in August 2008 and further established a US$1 billion medium term note programme (the "MTN Programme") in May 2009. Since the establishment of the MTN Programme, the Group has issued medium term notes with an aggregate amount of HK$3.01 billion, up to now, at nominal interest rates ranging from 3.90 per cent to 5.00 per cent per annum and with a maturity of 10 to 40 years. These term notes have included the first ever issue of 30-year and 40-year notes, the longest term corporate papers ever issued, in the Hong Kong dollar bond market. The good reception to these corporate papers reflects investors' confidence towards the Group's very strong credit standing and long-term development.

EMPLOYEES AND PRODUCTIVITY

As at 30th June 2010, the number of employees engaged in the town gas business in Hong Kong was 1,892, the number of customers had increased by 24,839 since the same period last year, and each employee served the equivalent of 905 customers, slightly up compared to each employee serving 881 customers as at the end of June 2009. Total remuneration for employees directly involved in the town gas business amounted to HK$320 million for the first half of 2010, a decrease of HK$1 million compared with the corresponding period in 2009. The Group will continue to offer employees rewarding careers based on their capabilities and performance and arranges a variety of training programmes in order to constantly enhance the quality of the Group's customer services.

DIVIDEND

Your Directors have declared an interim dividend of HK 12 cents per share payable to shareholders whose names are on the register of shareholders of the Company as at 8th October 2010. To enable our Share Registrar to complete the necessary work associated with this payment, the register of shareholders will be closed on Thursday, 7th October 2010 and Friday, 8th October 2010, during which period no share transfers will be effected. Dividend warrants will be posted to shareholders on Monday, 18th October 2010.

BUSINESS OUTLOOK FOR 2010

The Company anticipates steady growth and an increase of about 25,000 new customers in Hong Kong for the whole of 2010. Hong Kong's economy has resumed growth momentum following the global financial tsunami, with different business sectors including tourism, restaurant, and hotel sectors now prospering. The Group expects commercial and industrial gas sales and appliance sales in Hong Kong will increase in 2010 compared to 2009. In addition, the Group's city-gas and natural gas businesses on the mainland are expected to continue to achieve good growth. Following the mainland government's move towards a policy of energy diversification and environmental protection, the Group predicts good prospects for its emerging environmentally-friendly energy businesses, which will ignite a new light illuminating the way for the Group's long-term development and business growth.

It is anticipated that the results of the Group's emerging environmentally-friendly energy businesses and mainland utility businesses will reach the same level as that of Hong Kong gas businesses in 2012, and will maintain growth momentum faster than Hong Kong businesses thereafter.

LEE Shau Kee
Chairman

Hong Kong, 24th August 2010

CONSOLIDATED INCOME STATEMENT (UNAUDITED)

For the six months ended 30th June

	Note	**2010 HK$M**	2009 HK$M
Revenue	2	**10,410.8**	6,259.1
Total operating expenses	3	**(7,676.8)**	(4,008.6)
		2,734.0	2,250.5
Other gains, net	4	**178.4**	503.8
Interest expense		**(353.5)**	(285.7)
Share of profits less losses of associated companies		**667.0**	494.2
Share of profits less losses of jointly controlled entities		**537.3**	518.6
Profit before taxation	5	**3,763.2**	3,481.4
Taxation	6	**(572.0)**	(410.8)
Profit for the period		**3,191.2**	3,070.6
Attributable to:			
Shareholders of the Company		**2,967.4**	3,001.3
Minority interests		**223.8**	69.3
		3,191.2	3,070.6
Dividend – interim proposed	7	**861.9**	787.3
Earnings per share – basic and diluted, HK cents	8	**41.3**	41.3*

* *Adjusted for the bonus issue in 2010*

CONSOLIDATED STATEMENT OF COMPREHENSIVE INCOME (UNAUDITED)

For the six months ended 30th June

	2010 **HK$M**	2009 HK$M
Profit for the period	**3,191.2**	3,070.6
Other comprehensive income:		
Revaluation (deficit)/surplus of available-for-sale financial assets transferred to equity	**(197.4)**	339.7
Change in fair value of cash flow hedges	**128.7**	391.7
Exchange differences	**199.6**	6.4
Other comprehensive income for the period	**130.9**	737.8
Total comprehensive income for the period	**3,322.1**	3,808.4
Total comprehensive income attributable to:		
Shareholders of the Company	**3,050.3**	3,739.6
Minority interests	**271.8**	68.8
	3,322.1	3,808.4

CONSOLIDATED BALANCE SHEET (UNAUDITED)
As at 30th June 2010

	Note	**At 30th June 2010 HK$M**	At 31st December 2009 HK$M
Assets			
Non-current assets			
Property, plant and equipment	9	**24,809.6**	23,573.3
Investment property		**501.0**	501.0
Leasehold land		**893.5**	879.3
Intangible asset		**2,463.4**	2,461.7
Associated companies		**8,942.4**	8,338.0
Jointly controlled entities		**7,267.3**	7,011.2
Available-for-sale financial assets		**3,543.8**	2,996.0
Derivative financial instruments		**356.2**	186.4
Retirement benefit assets		**59.3**	59.3
Other non-current assets		**2,185.3**	477.0
		51,021.8	46,483.2
Current assets			
Completed property for sale		**4.8**	29.0
Inventories		**1,154.2**	2,588.0
Trade and other receivables	10	**3,444.1**	3,164.7
Loan and other receivables from associated companies		**172.3**	41.2
Loan and other receivables from jointly controlled entities		**356.7**	83.2
Loan and other receivables from minority interests		**52.1**	106.7
Housing loans to staff		**30.5**	35.0
Financial assets at fair value through profit or loss		**524.3**	405.2
Time deposits over three months		**3,551.5**	351.9
Time deposits up to three months, cash and bank balances		**8,607.6**	12,817.4
		17,898.1	19,622.3
Current liabilities			
Trade and other payables	11	**(4,892.7)**	(5,190.7)
Amounts due to associated companies		**(58.2)**	–
Amounts due to jointly controlled entities		**(13.9)**	(22.2)
Loan and other payables to minority interests		**(80.3)**	(111.4)
Provision for taxation		**(806.4)**	(556.9)
Borrowings		**(8,831.3)**	(4,747.6)
		(14,682.8)	(10,628.8)
Net current assets		**3,215.3**	8,993.5
Total assets less current liabilities		**54,237.1**	55,476.7

	Note	**At 30th June 2010 HK$M**	At 31st December 2009 HK$M
Non-current liabilities			
Customers' deposits		**(1,118.3)**	(1,114.4)
Deferred taxation		**(2,001.2)**	(1,890.0)
Borrowings		**(12,484.3)**	(15,672.0)
Loans payable to minority interests		**(33.3)**	(12.2)
		(15,637.1)	(18,688.6)
Net assets		**38,600.0**	36,788.1
Capital and reserves			
Share capital	12	**1,795.6**	1,632.3
Share premium	13	**3,455.3**	3,618.6
Reserves	14	**28,280.7**	26,093.1
Proposed dividend	14	**861.9**	1,501.8
Shareholders' funds		**34,393.5**	32,845.8
Minority interests		**4,206.5**	3,942.3
Total equity		**38,600.0**	36,788.1

CONDENSED CONSOLIDATED CASH FLOW STATEMENT (UNAUDITED)

For the six months ended 30th June

	2010 HK$M	2009 HK$M
Net cash from operating activities	**2,479.8**	1,925.2
Net cash used in investing activities	**(5,671.3)**	(1,657.4)
Net cash used in financing activities	**(1,037.5)**	(2,210.6)
Decrease in cash and cash equivalents	**(4,229.0)**	(1,942.8)
Cash and cash equivalents at 1st January	**12,817.4**	12,290.9
Effect of foreign exchange rate changes	**19.2**	–
Cash and cash equivalents at 30th June	**8,607.6**	10,348.1
Analysis of balances of cash and cash equivalents		
Cash and bank balances	**2,909.7**	1,850.2
Time deposits up to three months	**5,697.9**	8,497.9
	8,607.6	10,348.1

CONSOLIDATED STATEMENT OF CHANGES IN EQUITY (UNAUDITED)

For the six months ended 30th June 2010

	Attributable to shareholders of the Company				
	Share capital HK$M	Share premium HK$M	Reserves HK$M	Minority interests HK$M	Total HK$M
Total equity as at 1st January 2010	**1,632.3**	**3,618.6**	**27,594.9**	**3,942.3**	**36,788.1**
Profit for the period	**–**	**–**	**2,967.4**	**223.8**	**3,191.2**
Other comprehensive income:					
Revaluation deficit of available-for-sale financial assets transferred to equity	**–**	**–**	**(197.4)**	**–**	**(197.4)**
Change in fair value of cash flow hedges	**–**	**–**	**128.7**	**–**	**128.7**
Exchange differences	**–**	**–**	**151.6**	**48.0**	**199.6**
Total comprehensive income for the period	**–**	**–**	**3,050.3**	**271.8**	**3,322.1**
Capital injection	**–**	**–**	**–**	**32.6**	**32.6**
Dividends paid	**–**	**–**	**(1,501.8)**	**–**	**(1,501.8)**
Dividends paid to minority interests	**–**	**–**	**–**	**(48.7)**	**(48.7)**
Bonus issue	**163.3**	**(163.3)**	**–**	**–**	**–**
Issue of shares of a subsidiary under share option schemes	**–**	**–**	**–**	**8.5**	**8.5**
Others	**–**	**–**	**(0.8)**	**–**	**(0.8)**
Total equity as at 30th June 2010	**1,795.6**	**3,455.3**	**29,142.6**	**4,206.5**	**38,600.0**
Total equity as at 1st January 2009	1,666.4	3,618.6	25,366.6	848.2	31,499.8
Profit for the period	–	–	3,001.3	69.3	3,070.6
Other comprehensive income:					
Revaluation surplus of available-for-sale financial assets transferred to equity	–	–	339.7	–	339.7
Change in fair value of cash flow hedges	–	–	391.7	–	391.7
Exchange differences	–	–	6.9	(0.5)	6.4
Total comprehensive income for the period	–	–	3,739.6	68.8	3,808.4
Capital injection	–	–	–	31.1	31.1
Acquisition of subsidiaries	–	–	–	489.1	489.1
Dividends paid	–	–	(1,519.2)	–	(1,519.2)
Dividends paid to minority interests	–	–	–	(23.0)	(23.0)
Share repurchased	(26.7)	–	(1,448.8)	–	(1,475.5)
Total equity as at 30th June 2009	1,639.7	3,618.6	26,138.2	1,414.2	32,810.7

NOTES TO THE CONDENSED INTERIM ACCOUNTS (UNAUDITED)

1. Basis of preparation and accounting policies

The unaudited condensed consolidated interim accounts, which do not constitute statutory accounts, have been prepared in accordance with the applicable disclosure provisions of the Rules Governing the Listing of Securities on The Stock Exchange of Hong Kong Limited and in compliance with the Hong Kong Accounting Standard ("HKAS") 34 "Interim Financial Reporting" issued by the Hong Kong Institute of Certified Public Accountants ("HKICPA").

The accounting policies used in the preparation of these condensed consolidated interim accounts are consistent with those set out in the annual report for the year ended 31st December 2009. The Group has applied the following new interpretations to Hong Kong Financial Reporting Standards ("HKFRS") issued by the HKICPA, which are effective for the Group's financial year beginning 1st January 2010. There is however no significant impact on the Group's results and financial position nor any substantial changes in the Group's accounting policies.

- HKAS 27 (revised) "Consolidated and Separate Financial Statements"
- HKAS 32 (amendment) "Classification of Rights Issues"
- HKAS 39 (amendment) "Financial Instruments: Recognition and Measurement"
- HKFRS 2 (amendment) "Group Cash-settled Share-based Payment Transactions"
- HKFRS 3 (revised) "Business Combinations"
- HK(IFRIC) 14 "Prepayments of a Minimum Funding Requirement"
- HK(IFRIC) 17 "Distributions of Non-cash Assets to Owners"
- HKICPA's Improvements to HKFRS 2008 and 2009

The HKICPA has issued a number of new standards, interpretations and amendments to standards which are not effective for accounting period beginning 1st January 2010. The Group has not early adopted these new and revised HKFRS.

2. Segment information

The Group's principal activity is the production, distribution and marketing of gas, water and energy related activities in Hong Kong and mainland China. The revenue comprises the following:

	Six months ended 30th June	
	2010	2009
	HK$M	HK$M
Gas sales before fuel cost adjustment	**6,221.2**	4,482.1
Fuel cost adjustment	**581.4**	229.1
Gas sales after fuel cost adjustment	**6,802.6**	4,711.2
Equipment sales	**524.9**	436.9
Maintenance and services	**161.0**	148.9
Water sales	**175.3**	137.0
Property sales	**142.5**	364.6
Rental income	**15.2**	14.3
Aviation fuel facility construction income	**1,707.7**	–
Other sales	**881.6**	446.2
	10,410.8	6,259.1

The chief operating decision-maker has been identified as the executive committee members (the "ECM"). ECM reviews the Group's internal reporting in order to assess performance and allocate resources. ECM considers the business from both a geographical and product perspective. From a product perspective, management assesses the performance of (a) gas, water and energy related business; and (b) property business. Gas, water and energy related business is further evaluated on a geographical basis (Hong Kong and Mainland China).

ECM assesses the performance of the operating segments based on a measure of adjusted profit before interest, tax, depreciation and amortisation (the "EBITDA"). Other information provided, except as noted below, to ECM is measured in a manner consistent with that in the accounts.

Segment assets exclude available-for-sale financial assets, financial assets at fair value through profit or loss, time deposit, cash and bank balances other than those included under segment assets for operation purposes, derivative financial instruments, retirement benefit assets, other non-current assets other than those included under segment assets for operation purposes, loan and other receivables from minority interests and housing loans to staff.

2. Segment information *(continued)*

The segment information for the six months ended 30th June 2010 and 2009 provided to the ECM for the reportable segments is as follows:

	Gas, water and energy related business									
	Hong Kong		Mainland China		Property		All other segments		Total	
	2010	2009	**2010**	2009	**2010**	2009	**2010**	2009	**2010**	2009
	HK$M	HK$M	**HK$M**	HK$M	**HK$M**	HK$M	**HK$M**	HK$M	**HK$M**	HK$M
Revenue	**6,381.3**	4,089.8	**3,843.1**	1,772.9	**157.7**	378.9	**28.7**	17.5	**10,410.8**	6,259.1
Adjusted EBITDA	**2,402.3**	2,226.9	**1,032.6**	517.6	**109.9**	123.2	**7.8**	7.0	**3,552.6**	2,874.7
Depreciation and amortisation	**(279.1)**	(265.2)	**(260.7)**	(131.5)	**(0.1)**	(0.1)	**(4.9)**	(3.9)	**(544.8)**	(400.7)
Unallocated corporate expenses									**(273.8)**	(223.5)
									2,734.0	2,250.5
Other gains, net									**178.4**	503.8
Interest expense									**(353.5)**	(285.7)
Share of profits less losses of associated companies	**–**	–	**225.8**	165.6	**441.4**	328.6	**(0.2)**	–	**667.0**	494.2
Share of profits less losses of jointly controlled entities	**–**	–	**492.5**	355.4	**45.3**	163.8	**(0.5)**	(0.6)	**537.3**	518.6
Profit before taxation									**3,763.2**	3,481.4
Taxation									**(572.0)**	(410.8)
Profit for the period									**3,191.2**	3,070.6
Attributable to:										
Shareholders of the Company									**2,967.4**	3,001.3
Minority interests									**223.8**	69.3
									3,191.2	3,070.6

Share of profits of associated companies includes HK$263.0 million (2009: HK$178.4 million), being the Group's share of post-tax change in valuation of investment properties at the International Finance Centre (the "IFC") complex for the period.

2. Segment information *(continued)*

The segment assets at 30th June 2010 and 31st December 2009 is as follows:

	Gas, water and energy related business									
	Hong Kong		Mainland China		Property		All other segments		Total	
	2010	2009	**2010**	2009	**2010**	2009	**2010**	2009	**2010**	2009
	HK$M	HK$M	**HK$M**	HK$M	**HK$M**	HK$M	**HK$M**	HK$M	**HK$M**	HK$M
Segment assets	**18,371.8**	18,185.4	**29,530.5**	27,537.4	**6,384.3**	6,328.2	**4,848.6**	4,158.6	**59,135.2**	56,209.6
Unallocated corporate assets										
– available-for-sale financial assets									**3,543.8**	2,996.0
– financial asset at fair value through profit and loss									**524.3**	405.2
– time deposit, cash and bank balances excluded from segment assets									**4,791.2**	5,630.3
– others									**925.4**	864.4
Total assets	**18,371.8**	18,185.4	**29,530.5**	27,537.4	**6,384.3**	6,328.2	**4,848.6**	4,158.6	**68,919.9**	66,105.5

The Company is domiciled in Hong Kong. The result of the Group's revenue from external customers in Hong Kong for the six months ended 30th June 2010 is HK$6,561.5 million (2009: HK$4,486.2 million), and the total of its revenue from external customers in PRC is HK$3,849.3 million (2009: HK$1,772.9 million).

At 30th June 2010, the total of non-current assets other than financial instruments and retirement benefit assets located in Hong Kong and other countries is HK$15,840.1 million (At 31st December 2009: HK$15,596.9 million) and HK$29,037.1 million (At 31st December 2009: HK$27,167.6 million) respectively.

3. Total operating expenses

	Six months ended 30th June	
	2010	2009
	HK$M	HK$M
Stores and materials used	**3,888.1**	2,175.8
Cost of property sold	**27.2**	98.0
Manpower costs	**672.9**	523.8
Depreciation and amortisation	**549.9**	405.4
Other operating items	**2,538.7**	805.6
	7,676.8	4,008.6

4. Other gains, net

	Six months ended 30th June	
	2010	2009
	HK$M	HK$M
Net investment gains	**171.9**	328.7
Gain on acquisition of a subsidiary	**–**	259.9
Fair value loss on investment property	**–**	(8.0)
Provision for receivables	**–**	(41.7)
Others	**6.5**	(35.1)
	178.4	503.8

5. Profit before taxation

Profit before taxation is stated after charging cost of inventories sold of HK$4,293.0 million (2009: HK$2,460.1 million).

6. Taxation

	Six months ended 30th June	
	2010	2009
	HK$M	HK$M
Current taxation	**468.5**	372.4
Deferred taxation relating to the origination and reversal of temporary differences	**103.5**	38.4
	572.0	410.8

Hong Kong profits tax has been provided at the rate of 16.5% (2009: 16.5%) on the estimated assessable profits for the period. PRC profits tax has been calculated on the estimated assessable profits for the period at the rates prevailing in the respective jurisdictions.

7. Dividends

	Six months ended 30th June	
	2010	2009
	HK$M	HK$M
2009 Final, paid, of HK 23 cents per share (2008 Final: HK 23 cents per share)	**1,501.8**	1,519.2
2010 Interim, proposed, of HK 12 cents per share (2009 Interim: HK 12 cents per share)	**861.9**	787.3
	2,363.7	2,306.5

8. Earnings per share

The calculation of basic earnings per share is based on the profit attributable to shareholders of HK$2,967.4 million (2009: HK$3,001.3 million) and the weighted average of 7,182,321,942 shares (2009: 7,272,383,109 shares*) in issue during the period.

As there were no diluted potential ordinary shares outstanding during the period (2009: nil), the diluted earnings per share for the period ended 30th June 2010 is the same as the basic earnings per share.

* *Adjusted for the bonus issue in 2010.*

9. Property, plant and equipment

	Buildings, plant, mains, mining rights and other equipment HK$M
Cost	
At 1st January 2010	**31,710.4**
Additions	**1,646.4**
Disposals/write off	**(72.5)**
Exchange differences	**174.5**
At 30th June 2010	**33,458.8**
Accumulated depreciation	
At 1st January 2010	**8,137.1**
Charge for the period	**542.0**
Disposals/write off	**(50.2)**
Exchange differences	**20.3**
At 30th June 2010	**8,649.2**
Net book value	
At 30th June 2010	**24,809.6**
At 31st December 2009	**23,573.3**

9. Property, plant and equipment *(continued)*

	Buildings, plant, mains, mining rights and other equipment HK$M
Cost	
At 1st January 2009	22,507.7
Additions	1,143.3
Acquisition of subsidiaries	2,424.9
Disposals/write off	(38.7)
Exchange differences	0.5
At 30th June 2009	26,037.7
Accumulated depreciation	
At 1st January 2009	7,430.7
Charge for the period	398.4
Disposals/write off	(29.0)
Exchange differences	0.4
At 30th June 2009	7,800.5
Net book value	
At 30th June 2009	18,237.2
At 31st December 2008	15,077.0

10. Trade and other receivables

	At 30th June 2010 HK$M	At 31st December 2009 HK$M
Trade receivables (Note)	**1,777.1**	1,646.4
Instalment receivables	**46.1**	57.4
Other receivables	**890.7**	833.3
Payments in advance	**730.2**	627.6
	3,444.1	3,164.7

The Group recognised a loss of HK$3.4 million (2009: HK$9.2 million) for the impairment of its trade and other receivables during the period. The impairment has been included in other operating items (Note 3).

10. Trade and other receivables *(continued)*

Note

The Group has established credit policies for different types of customers. The credit period offered for trade receivables, which subject to periodic review by management, ranges from 30 to 60 days except for gas receivables of the Company which are due by 8 working days after billing date. As at 30th June 2010, the aging analysis of the trade receivables, net of impairment provision, is as follows:

	At 30th June 2010 HK$M	At 31st December 2009 HK$M
0 – 30 days	**1,525.2**	1,404.6
31 – 60 days	**46.6**	38.5
61 – 90 days	**31.9**	26.3
Over 90 days	**173.4**	177.0
	1,777.1	1,646.4

11. Trade and other payables

	At 30th June 2010 HK$M	At 31st December 2009 HK$M
Trade payables (Note a)	**1,159.6**	1,171.7
Other payables and accruals (Note b)	**3,733.1**	4,019.0
	4,892.7	5,190.7

Notes

(a) As at 30th June 2010, the aging analysis of the trade payables is as follows :

	At 30th June 2010 HK$M	At 31st December 2009 HK$M
0 – 30 days	**598.8**	581.4
31 – 60 days	**166.2**	63.6
61 – 90 days	**96.9**	40.4
Over 90 days	**297.7**	486.3
	1,159.6	1,171.7

11. Trade and other payables *(continued)*

(b) The balance includes an amount of approximately HK$77.3 million (At 31st December 2009: HK$60.7 million) payable to Henderson Land Development Company Limited in relation to its entitlement to 27 per cent of the net sales proceeds generated from the sales of residential units of Grand Waterfront.

12. Share capital

	Number of Shares		Nominal Value	
	At 30th June 2010	At 31st December 2009	**At 30th June 2010 HK$M**	At 31st December 2009 HK$M
Authorised:				
Ordinary shares of HK$0.25 each	**10,000,000,000**	10,000,000,000	**2,500.0**	2,500.0
Issued and fully paid:				
At beginning of period/year	**6,529,383,584**	6,665,599,584	**1,632.3**	1,666.4
Share repurchased	**–**	(136,216,000)	**–**	(34.1)
Bonus issue (Note 13)	**652,938,358**	–	**163.3**	–
At end of period/year	**7,182,321,942**	6,529,383,584	**1,795.6**	1,632.3

13. Share premium

	At 30th June 2010 HK$M	At 31st December 2009 HK$M
At beginning of period/year	**3,618.6**	3,618.6
Less: Bonus issue (Note 12)	**(163.3)**	–
At end of period/year	**3,455.3**	3,618.6

14. Reserves

	Investment revaluation reserve HK$M	General reserve HK$M	Capital redemption reserve HK$M	Hedging reserve HK$M	Capital reserve HK$M	Other reserve HK$M	Exchange reserve HK$M	Unappro-priated profits HK$M	Total HK$M
At 1st January 2010	513.6	–	223.8	199.7	155.5	–	1,497.6	23,502.9	26,093.1
Profit attributable to shareholders	–	–	–	–	–	–	–	2,967.4	2,967.4
Other comprehensive income:									
Revaluation deficit of available-for-sale financial assets transferred to equity	(197.4)	–	–	–	–	–	–	–	(197.4)
Change in fair value of cash flow hedges	–	–	–	128.7	–	–	–	–	128.7
Exchange differences	–	–	–	–	–	–	151.6	–	151.6
Total comprehensive income for the period	(197.4)	–	–	128.7	–	–	151.6	2,967.4	3,050.3
2009 final dividend proposed	–	–	–	–	–	–	–	1,501.8	1,501.8
2009 final dividend paid	–	–	–	–	–	–	–	(1,501.8)	(1,501.8)
Others	–	–	–	–	–	(0.8)	–	–	(0.8)
At 30th June 2010	316.2	–	223.8	328.4	155.5	(0.8)	1,649.2	26,470.3	29,142.6
Balance after 2010 interim dividend proposed	316.2	–	223.8	328.4	155.5	(0.8)	1,649.2	25,608.4	28,280.7
2010 interim dividend proposed	–	–	–	–	–	–	–	861.9	861.9
	316.2	–	223.8	328.4	155.5	(0.8)	1,649.2	26,470.3	29,142.6

14. Reserves *(continued)*

	Investment revaluation reserve HK$M	General reserve HK$M	Capital redemption reserve HK$M	Hedging reserve HK$M	Capital reserve HK$M	Exchange reserve HK$M	Unappro-priated profits HK$M	Total HK$M
At 1st January 2009	(316.6)	3,320.0	189.7	(287.2)	155.5	1,493.8	19,278.3	23,833.5
Profit attributable to shareholders	–	–	–	–	–	–	3,001.3	3,001.3
Other comprehensive income:								
Revaluation surplus of available-for-sale financial assets transferred to equity	339.7	–	–	–	–	–	–	339.7
Change in fair value of cash flow hedges	–	–	–	391.7	–	–	–	391.7
Exchange differences	–	–	–	–	–	6.9	–	6.9
Total comprehensive income for the period	339.7	–	–	391.7	–	6.9	3,001.3	3,739.6
2008 final dividend proposed	–	–	–	–	–	–	1,533.1	1,533.1
2008 final dividend paid	–	–	–	–	–	–	(1,519.2)	(1,519.2)
Share repurchased	–	–	26.7	–	–	–	(1,475.5)	(1,448.8)
At 30th June 2009	23.1	3,320.0	216.4	104.5	155.5	1,500.7	20,818.0	26,138.2
Balance after 2009 interim dividend proposed	23.1	3,320.0	216.4	104.5	155.5	1,500.7	20,030.7	25,350.9
2009 interim dividend proposed	–	–	–	–	–	–	787.3	787.3
	23.1	3,320.0	216.4	104.5	155.5	1,500.7	20,818.0	26,138.2

15. Contingent liabilities

The Group did not have any significant contingent liabilities as at 30th June 2010 (At 31st December 2009: nil).

16. Commitments

(a) Capital expenditures for property, plant and equipment

	At 30th June 2010 HK$M	At 31st December 2009 HK$M
Authorised but not brought into the accounts	**2,353.3**	2,382.8
Of which, contracts had been entered into	**2,209.1**	2,252.0

(b) Share of capital expenditures for property, plant and equipment of jointly controlled entities

	At 30th June 2010 HK$M	At 31st December 2009 HK$M
Authorised but not brought into the accounts	**2,008.2**	2,098.1
Of which, contracts had been entered into	**1,247.6**	1,199.1

(c) The Group has committed to provide sufficient funds in the forms of capital and loan contributions to certain joint ventures under various joint venture contracts to finance relevant gas and energy projects. The directors estimate that as at 30th June 2010, the Group's commitments to these projects would be approximately HK$702.5 million (At 31st December 2009: HK$851.9 million).

(d) Lease Commitments

Lessee

At 30th June 2010, future aggregate minimum lease payments of land, buildings and equipment under non-cancellable operating leases are as follows:

	At 30th June 2010 HK$M	At 31st December 2009 HK$M
Not later than 1 year	**50.4**	53.8
Later than 1 year and not later than 5 years	**92.4**	88.3
Later than 5 years	**224.6**	230.9
	367.4	373.0

16. Commitments *(continued)*

(d) Lease Commitments *(continued)*

Lessor

The Group leases out the building facilities of the commercial complex and car parks of Grand Waterfront under operating leases. Except for certain car parks are rented out on an hourly or a monthly basis, these leases typically run for an initial period of 2 to 3 years. Future aggregate minimum lease payments under non-cancellable operating leases are as follows:

	At 30th June 2010 HK$M	At 31st December 2009 HK$M
Not later than 1 year	**11.8**	12.1
Later than 1 year and not later than 5 years	**12.5**	16.7
	24.3	28.8

17. Related party transactions

Save as disclosed elsewhere in the accounts, no significant related party transactions were undertaken by the Group at any time during the period.

FINANCIAL RESOURCES REVIEW

Liquidity and capital resources

As at 30th June 2010, the Group had a net current deposits position of HK$3,328 million (31st December 2009: HK$8,422 million) and long-term borrowings of HK$12,484 million (31st December 2009: HK$15,672 million). After taking into account a portfolio of financial assets at fair value through profit or loss of HK$524 million (31st December 2009: HK$405 million), net current funds as at 30th June 2010 amounted to HK$3,852 million (31st December 2009: HK$8,827 million). In addition, banking facilities available for use amounted to HK$6,399 million (31st December 2009: HK$5,897 million).

The operating and capital expenditures of the Group are funded by cash flow from operations, internal liquidity, banking facilities and debt financing. The Group has adequate and stable sources of funds and unutilised banking facilities to meet its future capital expenditures and working capital requirements.

Borrowing structure

In May 2009, the Group established a US$1 billion Medium Term Note Programme (the "Programme") which allows notes to be issued under the Programme within 12 months' period. Up to 30th June 2010, the Group issued notes in the total amount of HK$3,010 million (31st December 2009: HK$2,760 million) with maturity terms of 10 years, 15 years, 30 years and 40 years in Hong Kong dollar under the Programme (the "MTNs"). The carrying value of the MTNs as at 30th June 2010 was HK$2,950 million (31st December 2009: HK$2,710 million).

As at 30th June 2010, the outstanding principal amount of the 10-year US dollar Guaranteed Notes (the "Guaranteed Notes") issued in August 2008 at a fixed coupon rate of 6.25 per cent per annum was US$995 million (31st December 2009: US$995 million) and the carrying value was HK$7,666 million (31st December 2009: HK$7,626 million).

As at 30th June 2010, the outstanding principal amount of the 7-year US dollar Guaranteed Senior Notes due 2011 (the "Guaranteed Senior Notes") issued in September 2004 by a subsidiary of the Group, Towngas China Company Limited, was US$141 million (31st December 2009: US$141 million) and the carrying value was HK$1,112 million (31st December 2009: HK$1,110 million). The Guaranteed Senior Notes are listed on the Singapore Exchange Securities Trading Limited.

As at 30th June 2010, the Group's borrowings amounted to HK$21,316 million (31st December 2009: HK$20,420 million). The increase was mainly due to new issue of MTNs of HK$250 million and net drawn down of bank loans for the rest. Other than the Notes mentioned on above which had fixed interest rate while the Guaranteed Senior Notes were secured by a pledge of shares of certain subsidiaries of Towngas China Company Limited, all bank and other loans were unsecured and had a floating interest rate, of which HK$757 million (31st December 2009: HK$4,226 million) were long-term bank loans while HK$8,831 million (31st December 2009: HK$4,748 million) had maturities within one year on revolving credit or term loan facilities. As at 30th June 2010, the maturity profile of the Group's borrowings was 41 per cent within 1 year; 7 per cent within 1 to 2 years, 2 per cent within 2 to 5 years and 50 per cent over 5 years (31st December 2009: 23 per cent within 1 year; 23 per cent within 1 to 2 years, 3 per cent within 2 to 5 years and 51 per cent over 5 years).

The US dollar Guaranteed Notes issued are hedged to Hong Kong dollars by currency swaps and the Group's bank borrowings are primarily denominated in Hong Kong dollars; thus, the Group has no significant exposure to foreign exchange risk. The gearing ratio [net borrowing / (shareholders' funds + net borrowing)] for the Group as at 30th June 2010 remained healthy at 21 per cent (31st December 2009: 18 per cent). After taking into account a portfolio of financial assets at fair value through profit or loss of HK$524 million as at 30th June 2010 (31st December 2009: HK$405 million), the net gearing ratio [net debt / (shareholders' funds + net debt)] stood at 20 per cent (31st December 2009: 17 per cent).

Contingent liabilities

As at 30th June 2010, the Group did not provide any guarantee in respect of bank borrowing facilities made available to any associated companies, jointly controlled entities or third parties (31st December 2009: Nil).

Currency profile

The Group's operations and activities are predominantly based in Hong Kong and mainland China. As such, its cash, cash equivalents or borrowings are mainly denominated in either Hong Kong dollars or United States dollars, whereas borrowings for the Group's subsidiaries and joint ventures in mainland China are predominantly denominated in the local currency, Renminbi, in order to provide natural hedging for the investment there.

Group's investments in securities

Under the guidance of the Group's Treasury Committee, investments have been made in equity and debt securities. As at 30th June 2010, the investments in securities amounted to HK$4,068 million (31st December 2009: HK$3,401 million). The performance of the Group's investments in securities was satisfactory.

OTHER INFORMATION

Corporate governance

During the six months ended 30th June 2010, the Company had complied with the code provisions set out in the Code on Corporate Governance Practices contained in Appendix 14 of the Rules Governing the Listing of Securities on The Stock Exchange of Hong Kong Limited (the "Listing Rules").

Model code for dealing in securities by Directors

The Company has adopted the model code as set out in Appendix 10 of the Listing Rules as the code for dealing in securities of the Company by the Directors (the "Model Code"). Following specific enquiries by the Company, all Directors have confirmed that they have fully complied with the required standard set out in the Model Code throughout the review period.

Audit committee

An audit committee was formed in May 1996 to review and supervise the financial reporting process and internal controls of the Group. An audit committee meeting was held in August 2010 to review the unaudited interim accounts for the six months ended 30th June 2010. PricewaterhouseCoopers, the Group's external auditor, carried out a review of the unaudited interim accounts for the six months ended 30th June 2010 in accordance with the Hong Kong Standard on Review Engagement 2410 "Review of Interim Financial Information Performed by the Independent Auditor of the Entity" issued by the Hong Kong Institute of Certified Public Accountants. An unmodified review report was issued subsequent to the review.

Purchase, sale or redemption of own shares

Neither the Company nor any of its subsidiaries had purchased, sold or redeemed any of the Company's shares during the six months ended 30th June 2010.

Disclosure of interests

A. Directors

As at 30th June 2010, the interests and short positions of each Director of the Company in the shares, underlying shares and debentures of the Company and its associated corporations (within the meaning of Part XV of the Securities and Futures Ordinance ("SFO")) as recorded in the register required to be kept under section 352 of the SFO or as otherwise notified to the Company and The Stock Exchange of Hong Kong Limited (the "Exchange") pursuant to the Model Code for Securities Transactions by Directors of Listed Issuers were as follows:

Shares and underlying shares (Long positions)

		Interest in shares						
Name of company	**Director**	**Personal interests**	**Family interests**	**Corporate interests**	**Other**	**Interest in underlying shares pursuant to share options**	**Aggregate interest**	**%****
The Hong Kong and China Gas Company Limited	Dr. the Hon. Lee Shau Kee	4,294,037		2,976,388,182 *(Note 5)*			2,980,682,219	41.50
	Dr. the Hon. David Li Kwok Po	20,020,000					20,020,000	0.28
	Mr. Lee Ka Kit				2,976,388,182 *(Note 4)*		2,976,388,182	41.44
	Mr. Alfred Chan Wing Kin	136,858*					136,858*	0.00
	Mr. James Kwan Yuk Choi	48,315	54,741				103,056	0.00
	Mr. Lee Ka Shing				2,976,388,182 *(Note 4)*		2,976,388,182	41.44
	Professor Poon Chung Kwong			43,923 *(Note 6)*			43,923	0.00
Lane Success Development Limited	Dr. the Hon. Lee Shau Kee			9,500 *(Note 7)*			9,500	95
	Mr. Lee Ka Kit				9,500 *(Note 7)*		9,500	95
	Mr. Lee Ka Shing				9,500 *(Note 7)*		9,500	95
Yieldway International Limited	Dr. the Hon. Lee Shau Kee			2 *(Note 8)*			2	100
	Mr. Lee Ka Kit				2 *(Note 8)*		2	100
	Mr. Lee Ka Shing				2 *(Note 8)*		2	100
Towngas China Company Limited ("Towngas China")	Dr. the Hon. Lee Shau Kee			1,378,172,901 *(Note 9)*			1,378,172,901	70.18
	Mr. Lee Ka Kit				1,378,172,901 *(Note 9)*		1,378,172,901	70.18
	Mr. Lee Ka Shing				1,378,172,901 *(Note 9)*		1,378,172,901	70.18
	Mr. Alfred Chan Wing Kin					3,618,000 *(Note 10)*	3,618,000	0.18
	Mr. James Kwan Yuk Choi					3,015,000 *(Note 10)*	3,015,000	0.15

* *These shares were jointly held by Mr. Alfred Chan Wing Kin and his spouse.*

** *Percentage which the aggregate long position in the shares or underlying shares represents to the issued share capital of the Company or any of its associated corporations.*

Options to Subscribe for Shares of Towngas China (Long positions)

Pursuant to the share option schemes of Towngas China, subsidiary of the Company, certain Directors of the Company have been granted options to subscribe for the shares of Towngas China, details of which as at 30th June 2010 were as follows:

Name of company	Director	Date of grant	Exercise period	Exercise price (HK$)	Number of shares subject to outstanding options as at 01.01.2010*	Number of shares subject to outstanding options as at 30.06.2010*
Towngas China	Mr. Alfred Chan Wing Kin	16.03.2007	16.03.2008-27.11.2015	3.811	1,085,400	1,085,400
		16.03.2007	16.03.2009-27.11.2015	3.811	1,085,400	1,085,400
		16.03.2007	16.03.2010-27.11.2015	3.811	1,447,200	1,447,200
	Total				3,618,000	3,618,000
	Mr. James Kwan Yuk Choi	16.03.2007	16.03.2008-27.11.2015	3.811	904,500	904,500
		16.03.2007	16.03.2009-27.11.2015	3.811	904,500	904,500
		16.03.2007	16.03.2010-27.11.2015	3.811	1,206,000	1,206,000
	Total				3,015,000	3,015,000

* *The vesting period of the share options is from the date of grant until the commencement of the exercise period.*

Save as mentioned above, as at 30th June 2010, there were no other interests or short positions of the Directors in any shares, underlying shares or debentures of the Company or any of its associated corporations (within the meaning of Part XV of the SFO) recorded in the register maintained by the Company pursuant to section 352 of the SFO or as otherwise notified to the Company and the Exchange pursuant to the Model Code for Securities Transactions by Directors of Listed Issuers.

B. Substantial shareholders and others (Long positions)

As at 30th June 2010, the interests and short positions of every person, other than the Directors of the Company, in the shares and underlying shares of the Company as recorded in the register required to be kept under section 336 of the SFO were as follows:

	Name of company	No. of shares in which interested	%*
Substantial shareholders (a person who is entitled to exercise, or control the exercise of, 10% or more of the voting power at any general meeting)	Disralei Investment Limited *(Note 1)*	1,542,661,734	21.48
	Timpani Investments Limited *(Note 1)*	2,187,165,208	30.45
	Faxson Investment Limited *(Note 1)*	2,863,990,251	39.88
	Henderson Land Development Company Limited *(Note 1)*	2,863,990,251	39.88
	Henderson Development Limited *(Note 2)*	2,869,269,624	39.95
	Hopkins (Cayman) Limited *(Note 3)*	2,976,388,182	41.44
	Riddick (Cayman) Limited *(Note 4)*	2,976,388,182	41.44
	Rimmer (Cayman) Limited *(Note 4)*	2,976,388,182	41.44
Persons other than substantial shareholders	Macrostar Investment Limited *(Note 1)*	676,825,043	9.42
	Chelco Investment Limited *(Note 1)*	676,825,043	9.42
	Medley Investment Limited *(Note 1)*	644,503,474	8.97
	Commonwealth Bank of Australia *(Note 11)*	523,597,235	7.29

* *Percentage which the aggregate long position in the shares represents to the issued share capital of the Company.*

Save as mentioned above, as at 30th June 2010, the register maintained by the Company pursuant to section 336 of the SFO recorded no other interests or short positions in shares and underlying shares of the Company.

Notes:

1. These 2,863,990,251 shares were beneficially owned by Macrostar Investment Limited ("Macrostar"), Medley Investment Limited ("Medley") and Disralei Investment Limited ("Disralei"). Macrostar was a wholly-owned subsidiary of Chelco Investment Limited, which was in turn, a wholly-owned subsidiary of Faxson Investment Limited ("FIL"). Medley and Disralei were wholly-owned subsidiaries of Timpani Investments Limited, which was in turn, a wholly-owned subsidiary of FIL. FIL was a wholly-owned subsidiary of Henderson Land Development Company Limited ("HLD").

2. Henderson Development Limited ("HD") was taken to be interested in 64.85% of the total issued shares of HLD. Of these 2,869,269,624 shares, 2,863,990,251 shares represented the shares described in Note 1 and the other shares were beneficially owned by a wholly-owned subsidiary of HD.

3. Of these 2,976,388,182 shares, 2,869,269,624 shares represented the shares described in Notes 1 and 2 and 107,118,558 shares were beneficially owned by Fu Sang Company Limited ("Fu Sang"). Hopkins (Cayman) Limited ("Hopkins") owned all the issued ordinary shares which carry the voting rights in the share capital of HD and Fu Sang as trustee of a unit trust ("Unit Trust").

4. These 2,976,388,182 shares are duplicated in the interests described in Note 3. Rimmer (Cayman) Limited ("Rimmer") and Riddick (Cayman) Limited ("Riddick"), as trustees of the respective discretionary trusts, held units in the Unit Trust. Mr. Lee Ka Kit and Mr. Lee Ka Shing, as discretionary beneficiaries of the discretionary trusts, were taken to have duties of disclosure in relation to these shares by virtue of Part XV of the SFO.

5. These 2,976,388,182 shares included the shares described in Notes 1 to 4. Dr. the Hon. Lee Shau Kee beneficially owned all the issued shares in Rimmer, Riddick and Hopkins and was taken to be interested in these shares by virtue of Part XV of the SFO.

6. These 43,923 shares were beneficially owned by a company which was jointly owned by Professor Poon Chung Kwong and his spouse.

7. These 9,500 shares in Lane Success Development Limited were beneficially owned by a wholly-owned subsidiary of the Company (as to 4,500 shares) and a wholly-owned subsidiary of HLD (as to 5,000 shares). Dr. the Hon. Lee Shau Kee, Mr. Lee Ka Kit and Mr. Lee Ka Shing were taken to be interested in HLD and the Company as set out in Notes 1 to 5 by virtue of Part XV of the SFO.

8. These 2 shares in Yieldway International Limited were beneficially owned by a wholly-owned subsidiary of the Company (as to 1 share) and a wholly-owned subsidiary of HLD (as to 1 share). Dr. the Hon. Lee Shau Kee, Mr. Lee Ka Kit and Mr. Lee Ka Shing were taken to be interested in HLD and the Company as set out in Notes 1 to 5 by virtue of Part XV of the SFO.

9. Of these 1,378,172,901 shares in Towngas China, 485,000,000 shares were deemed to have been acquired by Hong Kong & China Gas (China) Limited, a wholly-owned subsidiary of the Company, by virtue of its entering into a sale and purchase agreement dated 17 March 2010 with Towngas China and the other shares were beneficially owned by Hong Kong & China Gas (China) Limited (as to 850,202,901 shares), Planwise Properties Limited (as to 40,470,000 shares) and Superfun Enterprises Limited (as to 2,500,000 shares), wholly-owned subsidiaries of the Company. Dr. the Hon. Lee Shau Kee, Mr. Lee Ka Kit and Mr. Lee Ka Shing were taken to be interested in the Company as set out in Notes 1 to 5 by virtue of Part XV of the SFO.

10. These options represent personal interests held by the Directors.

11. Commonwealth Bank of Australia ("Commonwealth Bank") was taken to be interested in these 523,597,235 shares which were held by indirect wholly-owned subsidiaries of Commonwealth Bank.

Share Option Schemes of Towngas China

Towngas China operates three share option schemes, the Pre-GEM Scheme, 2001 GEM Scheme, and 2005 Main Board Scheme under which the board of Towngas China may, at its discretion, offer any employee (including any director) of Towngas China or its subsidiaries options to subscribe for shares in Towngas China subject to the terms and conditions stipulated in the three schemes. The Pre-GEM Scheme and the 2001 GEM Scheme were approved by its shareholder on 4 April 2001 and have a life of 10 years until 3 April 2011. The 2005 Main Board Scheme was approved by its shareholders on 28 November 2005 and has a life of 10 years until 27 November 2015.

Details of specific categories of options of Towngas China are as follows:

Option type	Date of grant	Exercise period	Exercise price (HK$)
Pre-GEM Scheme:			
Pre-GEM Options	04.04.2001	01.01.2003 – 03.04.2011	0.473
	04.04.2001	01.01.2004 – 03.04.2011	0.473
2001 GEM Scheme:			
2001 GEM Options	13.11.2001	13.02.2002 – 13.02.2007	0.940
	13.11.2001	13.05.2002 – 13.02.2007	0.940
	13.11.2001	13.11.2002 – 13.02.2007	0.940
2004 GEM Options	19.11.2004	31.12.2005 – 30.03.2011	3.483
	19.11.2004	31.12.2006 – 30.03.2011	3.483
	19.11.2004	31.12.2007 – 30.03.2011	3.483
2005 Main Board Scheme:			
2006 Options	03.10.2006	04.10.2007 – 27.11.2015	2.796
	03.10.2006	04.04.2008 – 27.11.2015	2.796
	03.10.2006	04.10.2008 – 27.11.2015	2.796
2007 Options	16.03.2007	16.03.2008 – 27.11.2015	3.811
	16.03.2007	16.03.2009 – 27.11.2015	3.811
	16.03.2007	16.03.2010 – 27.11.2015	3.811

The following table discloses movements in the share options of Towngas China during the period:

	Option types	Date of grant	Exercise period	Exercise price	Outstanding at 01.01.2010	Exercised during the period	Lapsed during the period	Outstanding at 30.06.2010	Weighted average closing price of shares of Towngas China immediately before the date(s) on which options were exercised (HK$)
Category 1: Directors of Towngas China									
Mr. Alfred Chan Wing Kin	2007 Options	16.03.2007	16.03.2008 - 27.11.2015	3.811	1,085,400	-	-	1,085,400	-
		16.03.2007	16.03.2009 - 27.11.2015	3.811	1,085,400	-	-	1,085,400	-
		16.03.2007	16.03.2010 - 27.11.2015	3.811	1,447,200	-	-	1,447,200	-
Mr. James Kwan Yuk Choi	2007 Options	16.03.2007	16.03.2008 - 27.11.2015	3.811	904,500	-	-	904,500	-
		16.03.2007	16.03.2009 - 27.11.2015	3.811	904,500	-	-	904,500	-
		16.03.2007	16.03.2010 - 27.11.2015	3.811	1,206,000	-	-	1,206,000	-
Other directors of Towngas China	2004 GEM Options	19.11.2004	31.12.2005 - 30.03.2011	3.483	904,500	-	-	904,500	-
		19.11.2004	31.12.2006 - 30.03.2011	3.483	904,500	-	-	904,500	-
		19.11.2004	31.12.2007 - 30.03.2011	3.483	1,206,000	-	-	1,206,000	-
	2007 Options	16.03.2007	16.03.2008 - 27.11.2015	3.811	1,809,000	-	-	1,809,000	-
		16.03.2007	16.03.2009 - 27.11.2015	3.811	1,809,000	-	-	1,809,000	-
		16.03.2007	16.03.2010 - 27.11.2015	3.811	2,412,000	-	-	2,412,000	-
Total for Category 1					15,678,000	-	-	15,678,000	
Category 2: Employees of Towngas China	Pre-GEM Options	04.04.2001	01.01.2003 - 03.04.2011	0.473	1,809,000	1,809,000	-	-	3.14
		04.04.2001	01.01.2004 - 03.04.2011	0.473	1,809,000	1,809,000	-	-	3.14
	2004 GEM Options	19.11.2004	31.12.2005 - 30.03.2011	3.483	2,924,550	361,800	-	2,562,750	3.73
		19.11.2004	31.12.2006 - 30.03.2011	3.483	2,924,550	361,800	-	2,562,750	3.73
		19.11.2004	31.12.2007 - 30.03.2011	3.483	3,899,400	482,400	-	3,417,000	3.73
	2006 Options	03.10.2006	04.10.2007 - 27.11.2015	2.796	482,400	180,900	-	301,500	3.65
		03.10.2006	04.04.2008 - 27.11.2015	2.796	723,600	180,900	-	542,700	3.65
		03.10.2006	04.10.2008 - 27.11.2015	2.796	964,800	241,200	-	723,600	3.73
	2007 Options	16.03.2007	16.03.2008 - 27.11.2015	3.811	603,000	-	-	603,000	-
		16.03.2007	16.03.2009 - 27.11.2015	3.811	603,000	-	-	603,000	-
		16.03.2007	16.03.2010 - 27.11.2015	3.811	804,000	-	-	804,000	-
Total for Category 2					17,547,300	5,427,000	-	12,120,300	
All categories					33,225,300	5,427,000	-	27,798,300	

Notes:

1. The vesting period of the share options is from the date of grant until the commencement of the exercise period.
2. During the period, no share option was cancelled or had lapsed under any share option schemes.
3. During the period, no new option was granted.

Arrangements to purchase shares or debentures

Other than the share option schemes of Towngas China disclosed above, at no time during the period was the Company or subsidiary a party to any arrangement to enable the Directors of the Company to acquire benefits by means of the acquisition of shares in, or debentures of, the Company or any other body corporate.

CORPORATE INFORMATION

Board of directors

As at the date of this report, the board of directors of the Company comprises: Dr. the Hon. Lee Shau Kee (Chairman), Mr. Leung Hay Man*, Mr. Colin Lam Ko Yin, Dr. the Hon. David Li Kwok Po*, Mr. Lee Ka Kit, Mr. Alfred Chan Wing Kin, Mr. James Kwan Yuk Choi, Mr. Lee Ka Shing and Professor Poon Chung Kwong*.

* *Independent Non-executive Director*

Registered office

23rd Floor, 363 Java Road, North Point,
Hong Kong

Company's website

www.towngas.com

Share registrar

Computershare Hong Kong Investor Services Limited
Shops 1712-1716, 17th Floor, Hopewell Centre,
183 Queen's Road East,
Hong Kong

Investor relations

Corporate Investment and Investor Relations Department
Telephone number: 2963 3189
Fax number: 2911 9005
e-mail address: invrelation@towngas.com

Corporate Communications Department
Telephone number: 2963 3493
Fax number: 2516 7368
e-mail address: ccd@towngas.com

Company Secretarial Department
Telephone number: 2963 3292
Fax number: 2562 6682
e-mail address: compsec@towngas.com

A printed version of this Interim Report is available on request from the Company and the Company's Share Registrar free of charge. The website version of this Interim Report is also available on the Company's website.

If a shareholder wishes to change his choice of language and/or means of receipt of future corporate communications, the shareholder may at any time free of charge notify the Company's Share Registrar by reasonable notice in writing, stating his name(s) in both English and Chinese (if applicable), address, contact telephone number, number of shares held and details of his change of choice or by email at compsec@towngas.com with the relevant details.

香港中華煤氣有限公司
二零一零年中期報告書

敬啟者：

上半年度業績概況

董事會宣布集團截至2010年6月30日止之六個月內，未經審核股東應佔稅後溢利為港幣29億6千7百40萬元，較去年同期輕微減少港幣3千3百90萬元，溢利減少主要由於今年上半年一次性收益及售樓溢利減少所致。每股盈利則維持港幣41.3仙。期內香港業務及內地業務均錄得理想增長，稅後溢利未包括一次性收益、財務收入和成本及與物業相關之收益則較去年同期增長約14%。

集團本年度上半年未經審核之業務要點及去年同期比較數字如下：

	未經審核 截至6月30日止六個月	
	2010	2009
營業額，未計燃料調整費，港幣百萬元計	**9,829.4**	6,030.0
營業額，已計燃料調整費，港幣百萬元計	**10,410.8**	6,259.1
股東應佔溢利，港幣百萬元計	**2,967.4**	3,001.3
每股盈利，港幣仙計	**41.3**	41.3*
每股中期股息，港幣仙計	**12.0**	12.0
本港煤氣銷售量，百萬兆焦耳計	**15,106**	14,950
內地燃氣銷售量，萬立方米計，天然氣等值#	**428,554**	331,869
於6月30日本港客戶數目	**1,712,454**	1,687,615
於6月30日內地燃氣客戶數目#	**11,211,014**	9,950,630

* *就2010年派送之紅股作出調整*

\# *包括集團所有內地城市燃氣項目*

簡明綜合中期賬目之詳情載於本中期報告書第7至25頁。該未經審核之中期賬目已由集團之審核委員會及核數師羅兵咸永道會計師事務所審閱。

本港煤氣業務

本港經濟已從去年初全球金融海嘯期間之低位大幅反彈，今年上半年較去年同期錄得顯著增長，訪港旅客人數上升，營商環境轉佳，旅遊、飲食及酒店業生意興旺，本港煤氣銷售量較去年同期上升1.0%。此外，由於公司積極透過增加新爐具產品、擴闊銷售渠道和加大市場推廣力度，今年上半年總體爐具銷售量達118,410台，較去年同期增加7.6%。

截至2010年6月30日止，客戶數目達1,712,454戶，較2009年底增加13,731戶。

中國內地業務發展

集團之內地業務在今年上半年有着長足之進展。

在國家之刺激經濟措施帶動下，內地經濟承接去年第二季起之增長勢頭在今年上半年繼續蓬勃發展，全球金融海嘯帶來之影響已漸見舒緩，集團之城市燃氣及天然氣業務亦受惠於經濟增長而錄得持續增長。集團透過全資附屬公司易高環保投資有限公司及其屬下公司(統稱「易高」)致力開拓之新興環保能源業務發展亦穩步向前，正處於項目投資及建設之階段。長遠而言，城市燃氣及新興環保能源業務均是內地前景廣闊並具投資價值之行業。

截至今年6月底，連同集團之附屬公司港華燃氣有限公司(「港華燃氣」；股份代號：1083.HK)之項目，集團已於內地20個省／自治區／直轄市取得合共114個項目，業務範圍覆蓋天然氣上、中、下游項目、自來水供應與污水處理、天然氣加氣站及新興環保能源項目等。

隨着多元化業務不斷擴展，投資項目與日俱增，集團正從一家經營香港單一業務之本地公司，逐漸邁向成為一家具規模之全國性以環保及能源產業為主導之跨行業企業。

中國內地公用事業業務

城市燃氣業務方面，集團於今年上半年成功落實江蘇省泰州市永安洲工業園項目，加上港華燃氣在期內新增之4個項目，截至今年6月底集團之城市燃氣項目已增至89個，遍布內地17個省／自治區／直轄市，在內地之燃氣客戶已增加至11,211,014戶，上半年總售氣量達42億9千萬立方米。集團已成為內地規模最大之城市燃氣企業。

隨着國家四川省天然氣輸送往華東及華南地區及西氣東輸二線管道等大型天然氣項目未來三年內陸續落成啟用，以及進口及內陸液化天然氣之氣量增加，天然氣供不應求之情況得到緩和，集團在內地之項目將可憑藉充足之氣源繼續蓬勃發展。

集團之天然氣中游項目包括安徽省、河北省及浙江省杭州市之天然氣管線項目、吉林省天然氣支線及開發氣田資源項目、廣東液化天然氣接收站項目及江蘇省蘇州市蘇州工業園區天然氣門站項目，業務進展良好。投資於天然氣高壓管線合資項目回報合理，亦有助集團拓展並鞏固下游之城市燃氣市場。

集團至今投資及營運3個水務項目，分別為江蘇省吳江市和安徽省蕪湖市之供水合資項目，以及江蘇省蘇州市蘇州工業園區之供水及污水處理合資項目，業務進展良好。

集團將繼續在內地尋找及投資於優質之公用事業項目。

新興環保能源業務

石油氣加氣站及沼氣利用

集團透過易高已在本港經營環保能源業務多年。易高在本港之5個專用石油氣加氣站及新界東北堆填區之沼氣處理廠繼續平穩運作，亦正積極爭取盡快落實其他垃圾堆填區之沼氣利用機遇，為減低溫室氣體排放以進一步改善本港空氣質素及減少消耗化石燃料作出貢獻。

航空燃油儲庫

易高在屯門38區為香港國際機場而建設之航空燃油設施之首期儲罐庫區已於今年3月底正式營運，為大型運油輪提供靠舶、卸油儲運之設施，通過海底管道輸送航空燃油至香港國際機場，成為本港最主要之航空燃油物流基地。隨着第二期儲罐庫區之工程於2010年底前完成，屆時將成為全球最大型之機場航空燃油儲存設施。

煤層氣及煤礦瓦斯液化利用

易高自2008年初開始全力在內地拓展低排放、少污染之新興環保能源項目，現時已取得理想之進展。位於山西省晉城市之煤層氣液化項目在首期設施於2008年第四季度建成投運之基礎上，第二期擴建工程亦正順利推進，預計可於本年底建成，屆時全年可生產約2億5千萬標準立方米液化煤層氣，利用槽車經公路發運到下游用氣市場，成為中國規模最大之煤層氣液化利用項目，為城市燃氣項目提供更多環保氣源。此外，易高位於重慶市之煤礦瓦斯液化項目之建設正順利地展開，計劃於2011年底投產。此項目利用井下抽取之煤礦瓦斯生產液化甲烷，年產9,100萬標準立方米，將是全球首個除就地發電以外之煤礦瓦斯大型利用項目。

煤礦及煤化工

易高亦密切跟進以煤炭之清潔利用技術生產煤基產品替代石油產品之最新發展，現已落實位於內蒙古鄂爾多斯市准格爾旗之年產20萬噸甲醇生產和煤礦開採項目，預計相關工程可於2011年初完成並實施投產。易高在江西省豐城市參與投資之煤礦及焦化項目亦按步推展。易高投資之煤礦項目資源儲量合共約1億8千萬噸，包括動力煤及主焦煤，並正計劃擴大資源儲量。在清潔車用燃料業務方面，隨着易高在陝西省於2008年已投入使用之全國最大型壓縮天然氣載重車加氣站後，至今業務已擴展至遼寧省及山東省，現正繼續在其他省份拓展此業務。

成立內地投資性控股公司

為達致更有效之業務管理及增加具彈性之融資渠道，去年底易高於內蒙古鄂爾多斯市設立投資性控股公司，以配合新興環保能源業務在內地之快速發展。

中國內地能源市場潛力巨大，隨着新興能源及環保業務之發展及項目之落實，預計易高將能為集團帶來理想之經濟效益及發展前景。

港華燃氣有限公司（股份代號：1083.HK）

集團之附屬公司港華燃氣於今年上半年之盈利持續增長，達港幣1億7千2百萬元，較去年同期增加約34%。

集團與港華燃氣於今年3月17日簽訂一份買賣協議，同意轉讓其位於遼寧省及浙江省的6家管道燃氣項目公司所持有之權益予港華燃氣，後者則發行4億8千5百萬新股予集團作為交易對價。港華燃氣之獨立股東於今年4月29日舉行之股東特別大會上通過此交易。整項交易根據雙方於今年7月15日之聯合公布正式完成，集團在港華燃氣之持股量由約8億9千3百萬股增至約13億7千8百萬股，股權比例由約45.5%增至約56.3%。此項重組使港華燃氣成為集團之控股附屬公司，並進一步提高港華燃氣在內地燃氣行業之地位。國際評級機構標準普爾評級服務公司亦因此調高港華燃氣之長期外幣信用評級至BBB，評級展望為穩定，反映其對港華燃氣進一步融入集團之正面評價。

港華燃氣於今年上半年落實山東省濰坊市臨朐縣、遼寧省鞍山市工業新區及大連旅順經濟開發區，以及廣西桂林市臨桂新區項目。臨桂新區項目為集團在廣西壯族自治區之首個項目。港華燃氣正以中小型城市燃氣為業務發展路向，繼續通過兼併收購實現市場之快速擴張。

地產發展項目

馬頭角南廠地盤之翔龍灣項目截至2010年6月底，已售出住宅樓面面積合共約121萬平方呎，佔總住宅樓面面積已超過99%。該項目商場租務理想。

集團持有西灣河嘉亨灣項目50%權益。截至2010年6月底，該項目已售出住宅樓面面積合共約173萬平方呎，佔總住宅樓面面積已超過99%。

集團持有國際金融中心約15.8%權益。國際金融中心之商場及寫字樓租務暢旺。四季酒店及四季匯之入住率亦維持理想水平。

票據發行計劃

為配合集團在內地之長遠投資，集團透過全資附屬公司HKCG (Finance) Limited於2008年8月成功發行及銷售10億美元由本公司擔保之票據(股份代號：4303.HK)。其後於2009年5月再設立10億美元中期票據發行計劃，根據此計劃，集團至今已發行合共港幣30億1千萬元之中期票據，票面息率為港幣定息每年由3.90%至5.00%，年期由10年至40年。其中30年期票據及40年期票據在港元債券市場屬首度發行，亦是本港至今年期最長之公司票據。市場對該批公司票據反應之熱烈，可反映投資者對集團之穩健信貸及業務之長遠發展充滿信心。

僱員及生產效率

於2010年6月30日，本港煤氣業務僱員人數為1,892人，客戶數目較去年6月底增加24,839戶，而整體生產效率為每名僱員服務905個客戶，較去年同期之每名僱員服務881個客戶有所提升。2010年上半年煤氣業務僱員之薪酬總額為港幣3億2千萬元，較去年同期減少港幣1百萬元。集團會繼續按僱員之工作能力和表現，給予合適之晉升機會和獎賞，並積極提供各項培訓，竭力為客戶提供更優質服務。

股息

董事會宣布派發本年度中期股息每股港幣12仙，給予於2010年10月8日登記在股東名冊內之股東。本公司將於2010年10月7日星期四及2010年10月8日星期五兩天，暫停辦理股份過戶登記。股息單將於2010年10月18日星期一寄予各股東。

2010年業務展望

預計2010年本港客戶數目將保持平穩增長，全年約增加25,000戶。本港受全球金融海嘯影響後已回復增長勢頭，旅遊、飲食及酒店等行業市道興旺。預期2010年本港工商業煤氣用量及爐具銷售將較去年有所上升。而集團在內地之城市燃氣及天然氣業務之增長將會持續理想，新興環保能源業務亦隨着中國對能源多元化及注重環保之政策方向邁進，為集團之長遠發展及業務增長燃起一個新的亮點。

預期集團之新興環保能源業務及內地公用事業業務，其業績於2012年將可與本港煤氣業務之業績看齊，往後之持續增長將較本港業務更為快速。

此致

列位股東

董事會主席
李兆基 謹啟

香港，2010年8月24日

綜合損益表(未經審核)
截至6月30日止六個月

	附註	**2010 港幣百萬元**	2009 港幣百萬元
營業額	2	**10,410.8**	6,259.1
總營業支出	3	**(7,676.8)**	(4,008.6)
		2,734.0	2,250.5
其他收益淨額	4	**178.4**	503.8
利息支出		**(353.5)**	(285.7)
所佔聯營公司溢利減虧損		**667.0**	494.2
所佔共同控制實體溢利減虧損		**537.3**	518.6
除稅前溢利	5	**3,763.2**	3,481.4
稅項	6	**(572.0)**	(410.8)
期內溢利		**3,191.2**	3,070.6
可歸屬於:			
公司股東		**2,967.4**	3,001.3
少數股東權益		**223.8**	69.3
		3,191.2	3,070.6
股息－擬派中期股息	7	**861.9**	787.3
每股盈利－基本及攤薄，港仙計	8	**41.3**	41.3*

* *就2010年派送之紅股作出調整*

綜合全面收益表(未經審核)

截至6月30日止六個月

	2010 **港幣百萬元**	2009 港幣百萬元
期內溢利	**3,191.2**	3,070.6
其他全面收益：		
可供出售財務資產轉撥至權益之重估(減值)／增值	**(197.4)**	339.7
現金流量對沖之公平值變動	**128.7**	391.7
匯兑差異	**199.6**	6.4
期內其他全面收益	**130.9**	737.8
期內全面收益總額	**3,322.1**	3,808.4
全面收益可歸屬於：		
公司股東	**3,050.3**	3,739.6
少數股東權益	**271.8**	68.8
	3,322.1	3,808.4

綜合資產負債表(未經審核)

於2010年6月30日

	附註	2010年 6月30日 港幣百萬元	2009年 12月31日 港幣百萬元
資產			
非流動資產			
物業、機器及設備	9	**24,809.6**	23,573.3
投資物業		**501.0**	501.0
租賃土地		**893.5**	879.3
無形資產		**2,463.4**	2,461.7
聯營公司		**8,942.4**	8,338.0
共同控制實體		**7,267.3**	7,011.2
可供出售財務資產		**3,543.8**	2,996.0
衍生金融工具		**356.2**	186.4
退休福利資產		**59.3**	59.3
其他非流動資產		**2,185.3**	477.0
		51,021.8	46,483.2
流動資產			
可供出售之建成物業		**4.8**	29.0
存貨		**1,154.2**	2,588.0
貿易及其他應收賬款	10	**3,444.1**	3,164.7
借予聯營公司之貸款及其他應收賬款		**172.3**	41.2
借予共同控制實體之貸款及其他應收賬款		**356.7**	83.2
借予少數股東之貸款及其他應收賬款		**52.1**	106.7
職員房屋貸款		**30.5**	35.0
按公平值列賬及在損益賬處理之財務資產		**524.3**	405.2
三個月以上定期存款		**3,551.5**	351.9
三個月或以下定期存款、現金及銀行結存		**8,607.6**	12,817.4
		17,898.1	19,622.3
流動負債			
貿易及其他應付賬款	11	**(4,892.7)**	(5,190.7)
應付聯營公司之賬款		**(58.2)**	—
應付共同控制實體之賬款		**(13.9)**	(22.2)
少數股東貸款及其他應付賬款		**(80.3)**	(111.4)
税項準備		**(806.4)**	(556.9)
借貸		**(8,831.3)**	(4,747.6)
		(14,682.8)	(10,628.8)
流動資產淨額		**3,215.3**	8,993.5
資產總額減流動負債		**54,237.1**	55,476.7

	附註	**2010年 6月30日 港幣百萬元**	2009年 12月31日 港幣百萬元
非流動負債			
客戶按金		**(1,118.3)**	(1,114.4)
遞延税項		**(2,001.2)**	(1,890.0)
借貸		**(12,484.3)**	(15,672.0)
少數股東貸款		**(33.3)**	(12.2)
		(15,637.1)	(18,688.6)
資產淨額		**38,600.0**	36,788.1
資本及儲備			
股本	12	**1,795.6**	1,632.3
股本溢價	13	**3,455.3**	3,618.6
各項儲備金	14	**28,280.7**	26,093.1
擬派股息	14	**861.9**	1,501.8
股東資金		**34,393.5**	32,845.8
少數股東權益		**4,206.5**	3,942.3
權益總額		**38,600.0**	36,788.1

簡明綜合現金流量表(未經審核)
截至6月30日止六個月

	2010 港幣百萬元	2009 港幣百萬元
營業活動所得淨現金	**2,479.8**	1,925.2
投資活動流出現金淨額	**(5,671.3)**	(1,657.4)
融資活動流出現金淨額	**(1,037.5)**	(2,210.6)
現金及現金等價物減少	**(4,229.0)**	(1,942.8)
於1月1日之現金及現金等價物	**12,817.4**	12,290.9
外幣匯率變動之影響	**19.2**	—
於6月30日之現金及現金等價物	**8,607.6**	10,348.1
現金及現金等價物結餘分析		
現金及銀行結存	**2,909.7**	1,850.2
三個月或以下定期存款	**5,697.9**	8,497.9
	8,607.6	10,348.1

綜合權益變動表(未經審核)

截至6月30日止六個月

	歸屬於公司股東				
	股本 港幣百萬元	股本溢價 港幣百萬元	各項儲備金 港幣百萬元	少數股東權益 港幣百萬元	總額 港幣百萬元
於2010年1月1日之權益總額	**1,632.3**	**3,618.6**	**27,594.9**	**3,942.3**	**36,788.1**
期內溢利	–	–	**2,967.4**	**223.8**	**3,191.2**
其他全面收益:					
可供出售財務資產轉撥至					
權益之重估減值	–	–	**(197.4)**	–	**(197.4)**
現金流量對沖之公平值變動	–	–	**128.7**	–	**128.7**
匯兑差異	–	–	**151.6**	**48.0**	**199.6**
期內全面收益總額	–	–	**3,050.3**	**271.8**	**3,322.1**
注資	–	–	–	**32.6**	**32.6**
已付股息	–	–	**(1,501.8)**	–	**(1,501.8)**
已付少數股東股息	–	–	–	**(48.7)**	**(48.7)**
紅股發行	**163.3**	**(163.3)**	–	–	–
附屬公司於購股權計劃					
發行股份	–	–	–	**8.5**	**8.5**
其他	–	–	**(0.8)**	–	**(0.8)**
於2010年6月30日之權益總額	**1,795.6**	**3,455.3**	**29,142.6**	**4,206.5**	**38,600.0**
於2009年1月1日之權益總額	1,666.4	3,618.6	25,366.6	848.2	31,499.8
期內溢利	–	–	3,001.3	69.3	3,070.6
其他全面收益:					
可供出售財務資產轉撥至					
權益之重估增值	–	–	339.7	–	339.7
現金流量對沖之公平值變動	–	–	391.7	–	391.7
匯兑差異	–	–	6.9	(0.5)	6.4
期內全面收益總額	–	–	3,739.6	68.8	3,808.4
注資	–	–	–	31.1	31.1
收購附屬公司	–	–	–	489.1	489.1
已付股息	–	–	(1,519.2)	–	(1,519.2)
已付少數股東股息	–	–	–	(23.0)	(23.0)
股本回購	(26.7)	–	(1,448.8)	–	(1,475.5)
於2009年6月30日之權益總額	1,639.7	3,618.6	26,138.2	1,414.2	32,810.7

1. 編製基準及會計政策

本未經審核簡明綜合中期賬目乃按照香港聯合交易所有限公司之證券上市規則及香港會計師公會頒布之香港會計準則第34號「中期財務報告」而編製。此等中期賬目並不構成法定賬目。

集團編製此等簡明綜合中期賬目所採用之會計政策與截至2009年12月31日止之年報所採用者一致。集團已採納下列香港會計師公會頒布之全新香港財務報告準則詮釋，並於集團2010年1月1日開始之財政年度生效。然而，此等詮釋對集團之業績，財務狀況及會計政策並無重大影響。

- 香港會計準則第27號(經修訂)　「綜合及單獨財務報表」
- 香港會計準則第32號修訂本　「供股分類」
- 香港會計準則第39號修訂本　「金融工具：確認及計量」
- 香港財務報告準則第2號修訂本　「集團之現金結算股份付款交易」
- 香港財務報告準則第3號(經修訂)　「企業合併」
- 香港(國際財務報告詮釋委員會)－詮釋第14號　「最低資金規定之預付款項」
- 香港(國際財務報告詮釋委員會)－詮釋第17號　「向所有者分配非現金資產」
- 香港會計師公會在2008年及2009年公布對香港財務報告準則之改進

香港會計師公會已頒布多項於2010年1月1日開始之會計期間尚未生效的新訂準則、詮釋及經修訂準則。集團並無提早採納此等全新及經修訂香港財務報告準則。

2. 分部資料

集團主要於香港及中國內地從事燃氣生產、輸送與銷售相關之業務、供水，以及經營與能源有關之業務。營業額包括以下項目：

	截至6月30日止六個月	
	2010	2009
	港幣百萬元	港幣百萬元
燃氣銷售，未計燃料調整費	**6,221.2**	4,482.1
燃料調整費	**581.4**	229.1
燃氣銷售，已計燃料調整費	**6,802.6**	4,711.2
爐具銷售	**524.9**	436.9
保養及維修	**161.0**	148.9
水費收入	**175.3**	137.0
物業銷售	**142.5**	364.6
租金收入	**15.2**	14.3
航空燃油設施建築收入	**1,707.7**	—
其他銷售	**881.6**	446.2
	10,410.8	6,259.1

主要之執行決策者已被認定為行政委員會。行政委員會檢閱集團之內部報告而評估業績及分配資源。行政委員會從地區及產品之角度考慮業務之分部。從產品角度，管理層會按(a)燃氣、水務及能源有關之業務及(b)地產業務來評估業績。而在評估燃氣、水務及能源有關之業務時，再根據地域之分佈(香港及中國內地)而細分。

行政委員會根據已調整利息、稅項、折舊及攤銷前利潤的數據評估營運分部之業績。其他已向行政委員會提供之資料(以下例明除外)，與賬目的規格一致。

分部資產不包括可供出售財務資產、按公平值列賬及在損益賬處理之財務資產、定期存款、現金及銀行結餘(除分部資產用作營運目的外)、衍生金融工具、退休福利資產、其他非流動資產(除分部資產用作營運目的外)、借予少數股東之貸款及其他應收賬款及職員房屋貸款。

2. 分部資料*(續)*

向行政委員會提供有關截至2010年及2009年6月30日止六個月可申報分部之資料如下：

	燃氣、水務及能源有關業務									
	香港		中國內地		地產		其他分部		總額	
	2010 港幣 百萬元	2009 港幣 百萬元	**2010 港幣 百萬元**	2009 港幣 百萬元	**2010 港幣 百萬元**	2009 港幣 百萬元	**2010 港幣 百萬元**	2009 港幣 百萬元	**2010 港幣 百萬元**	2009 港幣 百萬元
營業額	**6,381.3**	4,089.8	**3,843.1**	1,772.9	**157.7**	378.9	**28.7**	17.5	**10,410.8**	6,259.1
已調整息稅折舊及攤銷前溢利	**2,402.3**	2,226.9	**1,032.6**	517.6	**109.9**	123.2	**7.8**	7.0	**3,552.6**	2,874.7
折舊及攤銷	**(279.1)**	(265.2)	**(260.7)**	(131.5)	**(0.1)**	(0.1)	**(4.9)**	(3.9)	**(544.8)**	(400.7)
未分配之企業開支									**(273.8)**	(223.5)
									2,734.0	2,250.5
其他收益淨額									**178.4**	503.8
利息支出									**(353.5)**	(285.7)
所佔聯營公司溢利減虧損	**–**	–	**225.8**	165.6	**441.4**	328.6	**(0.2)**	–	**667.0**	494.2
所佔共同控制實體溢利減虧損	**–**	–	**492.5**	355.4	**45.3**	163.8	**(0.5)**	(0.6)	**537.3**	518.6
除稅前溢利									**3,763.2**	3,481.4
稅項									**(572.0)**	(410.8)
期內溢利									**3,191.2**	3,070.6
可歸屬於：										
公司股東									**2,967.4**	3,001.3
少數股東權益									**223.8**	69.3
									3,191.2	3,070.6

所佔聯營公司溢利包括集團期內攤分於國際金融中心之除稅後投資物業估值變動港幣263,000,000元(2009年：港幣178,400,000元)。

2. 分部資料*(續)*

於2010年6月30日及2009年12月31日之分部資產如下：

	燃氣、水務及能源有關業務									
	香港		中國內地		地產		其他分部		總額	
	2010	2009	**2010**	2009	**2010**	2009	**2010**	2009	**2010**	2009
	港幣	港幣	**港幣**	港幣	**港幣**	港幣	**港幣**	港幣	**港幣**	港幣
	百萬元	百萬元	**百萬元**	百萬元	**百萬元**	百萬元	**百萬元**	百萬元	**百萬元**	百萬元
分部資產	**18,371.8**	18,185.4	**29,530.5**	27,537.4	**6,384.3**	6,328.2	**4,848.6**	4,158.6	**59,135.2**	56,209.6
未分配之企業資產										
–可供出售財務資產									**3,543.8**	2,996.0
–按公平值列賬及在損益賬處理之財務資產									**524.3**	405.2
–定期存款、現金及銀行結餘(除分部資產外)									**4,791.2**	5,630.3
–其他									**925.4**	864.4
資產總額	**18,371.8**	18,185.4	**29,530.5**	27,537.4	**6,384.3**	6,328.2	**4,848.6**	4,158.6	**68,919.9**	66,105.5

集團位處於香港。截至2010年6月30日止六個月，集團於香港之外部客户帶來之營業額為港幣6,561,500,000元(2009年：港幣4,486,200,000元)，於中國之外部客户帶來之營業額為港幣3,849,300,000元(2009年：港幣1,772,900,000元)。

於2010年6月30日，分佈在香港及其他地區之非流動資產總額(除金融工具及退休福利資產外)分別為港幣15,840,100,000元(於2009年12月31日：港幣15,596,900,000元)及港幣29,037,100,000元(於2009年12月31日：港幣27,167,600,000元)。

3. 總營業支出

	截至6月30日止六個月	
	2010	2009
	港幣百萬元	港幣百萬元
已使用之庫存及物料	**3,888.1**	2,175.8
物業銷售成本	**27.2**	98.0
人力成本	**672.9**	523.8
折舊及攤銷	**549.9**	405.4
其他營業支出	**2,538.7**	805.6
	7,676.8	4,008.6

4. 其他收益淨額

	截至6月30日止六個月	
	2010	2009
	港幣百萬元	港幣百萬元
投資收入淨額	**171.9**	328.7
收購附屬公司之收益	**–**	259.9
投資物業之公平值虧損	**–**	(8.0)
應收賬款減值準備	**–**	(41.7)
其他	**6.5**	(35.1)
	178.4	503.8

5. 除税前溢利

除税前溢利已扣除已售存貨成本港幣4,293,000,000元(2009年：港幣2,460,100,000元)。

6. 税項

	截至6月30日止六個月	
	2010	2009
	港幣百萬元	港幣百萬元
當期税項	**468.5**	372.4
遞延税項暫時差異之產生及轉回	**103.5**	38.4
	572.0	410.8

香港利得税準備乃依照本期間估計應課税溢利按16.5%(2009年税率為16.5%)撥取，而中國當地税項準備則依照本期間估計應課税溢利按當地税率撥取。

7. 股息

	截至6月30日止六個月	
	2010	2009
	港幣百萬元	港幣百萬元
2009年已付末期股息每股港幣23仙 (2008年末期股息：每股港幣23仙)	**1,501.8**	1,519.2
2010年擬派中期股息每股港幣12仙 (2009年中期股息：每股港幣12仙)	**861.9**	787.3
	2,363.7	2,306.5

8. 每股盈利

每股基本盈利乃根據股東應佔溢利2,967,400,000元（2009年：港幣3,001,300,000元）及該期間已發行加權平均股數7,182,321,942股（2009年：7,272,383,109股*）計算。

由於集團截至2010年6月30日止六個月內並無任何有潛在攤薄影響之股份（2009年：無），故每股攤薄盈利等同每股基本盈利。

* *就2010年派送之紅股作出調整*

9. 物業、機器及設備

	樓房、廠場、煤氣管、採礦權及其他設備 港幣百萬元
原值	
於2010年1月1日	**31,710.4**
增加	**1,646.4**
出售／註銷	**(72.5)**
匯兌差額	**174.5**
於2010年6月30日	**33,458.8**
累計折舊	
於2010年1月1日	**8,137.1**
期內折舊	**542.0**
出售／註銷	**(50.2)**
匯兌差額	**20.3**
於2010年6月30日	**8,649.2**
賬面淨值	
於2010年6月30日	**24,809.6**
於2009年12月31日	**23,573.3**

9. 物業、機器及設備*(續)*

	樓房、廠場、煤氣管、採礦權及其他設備 港幣百萬元
原值	
於2009年1月1日	22,507.7
增加	1,143.3
收購附屬公司	2,424.9
出售／註銷	(38.7)
匯兌差額	0.5
於2009年6月30日	26,037.7
累計折舊	
於2009年1月1日	7,430.7
期內折舊	398.4
出售／註銷	(29.0)
匯兌差額	0.4
於2009年6月30日	7,800.5
賬面淨值	
於2009年6月30日	18,237.2
於2008年12月31日	15,077.0

10. 貿易及其他應收賬款

	2010年 6月30日 港幣百萬元	2009年 12月31日 港幣百萬元
貿易應收賬款(附註)	**1,777.1**	1,646.4
應收分期款	**46.1**	57.4
其他應收賬款	**890.7**	833.3
預付款項	**730.2**	627.6
	3,444.1	3,164.7

集團於期內確認貿易及其他應收賬款減值虧損港幣3,400,000元(2009年：港幣9,200,000元)。該減值已列入其他營業支出(附註3)。

10. 貿易及其他應收賬款*(續)*

附註

集團為各類客戶設定不同之信貸政策。除了公司之煤氣費應收賬款需於賬單發出後8個工作日內繳付外，貿易應收賬款之信貸期由30日至60日不等，並由管理層定期檢討。於2010年6月30日，扣除減值撥備後貿易應收賬款之賬齡分析如下：

	2010年 6月30日 港幣百萬元	2009年 12月31日 港幣百萬元
0至30日	**1,525.2**	1,404.6
31至60日	**46.6**	38.5
61至90日	**31.9**	26.3
超過90日	**173.4**	177.0
	1,777.1	1,646.4

11. 貿易及其他應付賬款

	2010年 6月30日 港幣百萬元	2009年 12月31日 港幣百萬元
貿易應付賬款(附註a)	**1,159.6**	1,171.7
其他應付賬款及應計費用(附註b)	**3,733.1**	4,019.0
	4,892.7	5,190.7

附註

(a) 於2010年6月30日，貿易應付賬款之賬齡分析如下：

	2010年 6月30日 港幣百萬元	2009年 12月31日 港幣百萬元
0至30日	**598.8**	581.4
31至60日	**166.2**	63.6
61至90日	**96.9**	40.4
超過90日	**297.7**	486.3
	1,159.6	1,171.7

11. 貿易及其他應付賬款(*續*)

(b) 結餘包括應付恒基兆業地產有限公司約港幣77,300,000元(於2009年12月31日:港幣60,700,000元)為已出售翔龍灣住宅部分之所得款項淨額之27%。

12. 股本

	股份數目		面值	
	2010年 6月30日	2009年 12月31日	**2010年 6月30日 港幣百萬元**	2009年 12月31日 港幣百萬元
法定股本:				
每股面值港幣二角五仙之普通股	**10,000,000,000**	10,000,000,000	**2,500.0**	2,500.0
已發行及已繳足股本:				
於期初/年初	**6,529,383,584**	6,665,599,584	**1,632.3**	1,666.4
股本回購	**–**	(136,216,000)	**–**	(34.1)
發行紅股(附註13)	**652,938,358**	–	**163.3**	–
於期末/年末	**7,182,321,942**	6,529,383,584	**1,795.6**	1,632.3

13. 股本溢價

	2010年 6月30日 港幣百萬元	2009年 12月31日 港幣百萬元
於期初/年初	**3,618.6**	3,618.6
減:發行紅股(附註12)	**(163.3)**	–
於期末/年末	**3,455.3**	3,618.6

14. 各項儲備金

	投資重估儲備 港幣百萬元	一般儲備 港幣百萬元	資本贖回儲備 港幣百萬元	對沖儲備 港幣百萬元	資本儲備 港幣百萬元	其他儲備 港幣百萬元	匯兌儲備 港幣百萬元	未經分配溢利 港幣百萬元	總額 港幣百萬元
於2010年1月1日	513.6	–	223.8	199.7	155.5	–	1,497.6	23,502.9	26,093.1
股東應佔溢利	–	–	–	–	–	–	–	2,967.4	2,967.4
其他全面收益：									
可供出售財務資產									
轉撥至權益之重估減值	(197.4)	–	–	–	–	–	–	–	(197.4)
現金流量對沖之公平值變動	–	–	–	128.7	–	–	–	–	128.7
匯兌差異	–	–	–	–	–	–	151.6	–	151.6
期內全面收益總額	(197.4)	–	–	128.7	–	–	151.6	2,967.4	3,050.3
擬派2009年末期股息	–	–	–	–	–	–	–	1,501.8	1,501.8
已派2009年末期股息	–	–	–	–	–	–	–	(1,501.8)	(1,501.8)
其他	–	–	–	–	–	(0.8)	–	–	(0.8)
於2010年6月30日	316.2	–	223.8	328.4	155.5	(0.8)	1,649.2	26,470.3	29,142.6
擬派2010年中期股息後結餘	316.2	–	223.8	328.4	155.5	(0.8)	1,649.2	25,608.4	28,280.7
擬派2010年中期股息	–	–	–	–	–	–	–	861.9	861.9
	316.2	–	223.8	328.4	155.5	(0.8)	1,649.2	26,470.3	29,142.6

14. 各項儲備金*(續)*

	投資重估儲備 港幣 百萬元	一般儲備 港幣 百萬元	資本贖回儲備 港幣 百萬元	對沖儲備 港幣 百萬元	資本儲備 港幣 百萬元	匯兑儲備 港幣 百萬元	未經分配溢利 港幣 百萬元	總額 港幣 百萬元
於2009年1月1日	(316.6)	3,320.0	189.7	(287.2)	155.5	1,493.8	19,278.3	23,833.5
股東應佔溢利	–	–	–	–	–	–	3,001.3	3,001.3
其他全面收益：								
可供出售財務資產轉撥至權益之重估增值	339.7	–	–	–	–	–	–	339.7
現金流量對沖之公平值變動	–	–	–	391.7	–	–	–	391.7
匯兑差異	–	–	–	–	–	6.9	–	6.9
期內全面收益總額	339.7	–	–	391.7	–	6.9	3,001.3	3,739.6
擬派2008年末期股息	–	–	–	–	–	–	1,533.1	1,533.1
已派2008年末期股息	–	–	–	–	–	–	(1,519.2)	(1,519.2)
股份回購	–	–	26.7	–	–	–	(1,475.5)	(1,448.8)
於2009年6月30日	23.1	3,320.0	216.4	104.5	155.5	1,500.7	20,818.0	26,138.2
擬派2009年中期股息後結餘	23.1	3,320.0	216.4	104.5	155.5	1,500.7	20,030.7	25,350.9
擬派2009年中期股息	–	–	–	–	–	–	787.3	787.3
	23.1	3,320.0	216.4	104.5	155.5	1,500.7	20,818.0	26,138.2

15. 或然負債

集團於2010年6月30日並無重大之或然負債(於2009年12月31日：無)。

16. 承擔

(a) 有關物業，機器及設備之資本承擔

	2010年 6月30日 港幣百萬元	2009年 12月31日 港幣百萬元
已獲批准但未入賬	**2,353.3**	2,382.8
其中已簽約者	**2,209.1**	2,252.0

(b) 所佔共同控制實體物業、機器、及設備之資本支出

	2010年 6月30日 港幣百萬元	2009年 12月31日 港幣百萬元
已獲批准但未入賬	**2,008.2**	2,098.1
其中已簽約者	**1,247.6**	1,199.1

(c) 集團在多項合資合同中承諾以股本及貸款方式向若干合資公司提供足夠資金，以作發展燃氣及能源項目之用。董事估計於2010年6月30日，集團之承擔約為港幣702,500,000元（於2009年12月31日：港幣851,900,000元）。

(d) 租賃承擔

承租人

於2010年6月30日，根據不可撤銷之經營租賃而於未來支付之最低土地、物業及機器租賃付款總額如下：

	2010年 6月30日 港幣百萬元	2009年 12月31日 港幣百萬元
一年內	**50.4**	53.8
第二年至第五年內	**92.4**	88.3
五年以上	**224.6**	230.9
	367.4	373.0

16. 承擔*(續)*

(d) 租賃承擔*(續)*

出租人

集團根據經營租賃出租翔龍灣商場之樓宇設施及泊車位。除了若干泊車位乃按時租或月租形式出租外，此等租賃一般為期2至3年。根據不可撤銷之經營租賃而於未來收取之最低租賃付款總額如下：

	2010年 6月30日 港幣百萬元	2009年 12月31日 港幣百萬元
一年內	**11.8**	12.1
第二年至第五年內	**12.5**	16.7
	24.3	28.8

17. 有關連人士交易

除於賬目其他部分所披露者外，集團於期內並無進行任何重大之有關連人士交易。

財務資源回顧

資產流動性及資本來源

於2010年6月30日，集團之淨流動存款為港幣33億2千8百萬元(2009年12月31日：港幣84億2千2百萬元)及長期借貸為港幣124億8千4百萬元(2009年12月31日：港幣156億7千2百萬元)。經計入按公平值列賬及在損益賬處理之財務資產組合港幣5億2千4百萬元(2009年12月31日：港幣4億零5百萬元)後，於2010年6月30日，集團之流動資金淨額為港幣38億5千2百萬元(2009年12月31日：港幣88億2千7百萬元)。此外，可動用之銀行融資額為港幣63億9千9百萬元(2009年12月31日：港幣58億9千7百萬元)。

集團營運及資本支出之資金來源為業務營運之現金收入、內部流動資金、銀行融資協議及債券融資。集團擁有足夠及穩定之資金來源及可動用之銀行融資協議以滿足未來資本性投資及營運資金之需求。

借貸結構

於2009年5月，集團成立一項10億美元之中期票據發行計劃(「計劃」)，透過此計劃集團可在十二個月內發行有關票據。截至2010年6月30日，集團共發行了總額為港幣30億1千萬元(2009年12月31日：港幣27億6千萬元)的港元票據，年期分別為10年、15年、30年及40年(「中期票據」)。此中期票據賬面值於2010年6月30日為港幣29億5千萬元(2009年12月31日：港幣27億1千萬元)。

於2010年6月30日，集團於2008年8月發行之10年期與票面息率為定息每年6.25%之美元擔保票據(「擔保票據」)餘下的本金額為9億9千5百萬美元(2009年12月31日：9億9千5百萬美元)，其賬面值為港幣76億6千6百萬元(2009年12月31日：港幣76億2千6百萬元)。

於2010年6月30日，集團的一間附屬公司港華燃氣有限公司於2004年9月發行之7年期於2011年到期的美元有擔保優先票據(「有擔保優先票據」)餘下的本金額為1億4千1百萬美元(2009年12月31日：1億4千1百萬美元)，其賬面值為港幣11億1千2百萬元(2009年12月31日：港幣11億1千萬元)。此有擔保優先票據於新加坡交易所有限公司上市。

於2010年6月30日，集團借貸總額為港幣213億1千6百萬元(2009年12月31日：港幣204億2千萬元)，其增長主要因為新發行了金額為港幣2億5千萬元之中期票據及餘額為淨新增之銀行貸款。以上所述的票據均為固定利率計息，而有擔保優先票據則以港華燃氣有限公司某些附屬公司的股份作為抵押，除此之外，集團所有銀行及其他貸款均為無抵押及按浮動利率計息，而其中港幣7億5千7百萬元(2009年12月31日：港幣42億2千6百萬元)為銀行長期貸款，而港幣88億3千1百萬元(2009年12月31日：港幣47億4千8百萬元)則享有一年以內還款期之循環信用額或定期貸款融資協議。於2010年6月30日，集團借貸之到期日概況如下： 41%為1年內到期、7%為1至2年內到期、2%為2至5年內到期及50%為超過5年到期(2009年12月31日：23%為1年內到期、23%為1至2年內到期、3%為2至5年內到期及51%為超過5年到期)。

本金為美元之擔保票據已利用貨幣掉期合約轉為港元作出對沖，而集團借貸基本上為港元貸款，所以集團並無面對重大外匯波動風險。於2010年6月30日，集團之資本負債率〔淨借貸／(股東資金+淨借貸)〕為21%(2009年12月31日：18%)，財政狀況穩健。於2010年6月30日，經計入按公平值列賬及在損益賬處理之財務資產組合港幣5億2千4百萬元(2009年12月31日：港幣4億零5百萬元)後，集團之淨資本負債率〔淨負債／(股東資金+淨負債)〕為20%(2009年12月31日：17%)。

或有負債

於2010年6月30日，集團沒有就銀行融資協議安排提供任何擔保予聯營公司、共同控制實體或第三者(2009年12月31日：無)。

貨幣概況

集團之運作及業務主要在香港及中國內地。其現金、現金等價物或借貸均以港幣或美元為主。集團於中國內地附屬公司及合資企業之借貸則以當地貨幣，即人民幣為主，為當地投資提供自然對沖效果。

集團證券投資

按照集團財資委員會之指引，集團在股票及債券證券方面進行投資。於2010年6月30日，證券投資為港幣40億6千8百萬元(2009年12月31日：港幣34億零1百萬元)。集團於證券之投資表現令人滿意。

其他資料

企業管治

截至2010年6月30日止之六個月內，公司已遵守《香港聯合交易所有限公司證券上市規則》(「《上市規則》」)附錄14所載之《企業管治常規守則》之守則條文。

董事進行證券交易之標準守則

公司已採納《上市規則》附錄10所載之標準守則為公司董事進行證券交易之守則(「該守則」)。經公司作出特定查詢後，公司董事均已確認在本中期報告書所包括審閱期間，其完全遵守該守則所規定之標準。

審核委員會

公司已於1996年5月成立審核委員會，以檢討及監察集團之財務匯報程序及內部控制。審核委員會已於本年8月舉行會議，審閱截至2010年6月30日止之六個月內之未經審核中期業績報告。集團核數師羅兵咸永道會計師事務所，根據香港會計師公會頒布之《香港審閱準則》第2410號「獨立核數師審閱中期財務資料」審閱了公司截至2010年6月30日止之六個月內之未經審核中期賬目，並發出無修訂之審閱報告。

購回、出售或贖回公司之股份

截至2010年6月30日止之六個月內，公司及其任何附屬公司並無購回、出售或贖回公司之股份。

甲. 董事

截至2010年6月30日止，根據《證券及期貨條例》第352條須予備存之登記冊所記錄，或根據《上市公司董事進行證券交易的標準守則》向公司及香港聯合交易所有限公司(「聯交所」)作出之申報，各董事於公司或其相聯法團(定義見《證券及期貨條例》第XV部)之股份、相關股份及債權證中擁有之權益及淡倉如下：

股份及相關股份(好倉)

公司名稱	董事姓名	股份權益 個人	家族	公司	其他	根據購股權可認購之相關股份權益	總數	%**
香港中華煤氣有限公司	李兆基博士	4,294,037		2,976,388,182 *(附註5)*			2,980,682,219	41.50
	李國寶博士	20,020,000					20,020,000	0.28
	李家傑先生				2,976,388,182 *(附註4)*		2,976,388,182	41.44
	陳永堅先生	136,858*					136,858*	0.00
	關育材先生	48,315	54,741				103,056	0.00
	李家誠先生				2,976,388,182 *(附註4)*		2,976,388,182	41.44
	潘宗光教授			43,923 *(附註6)*			43,923	0.00
隆業發展有限公司	李兆基博士			9,500 *(附註7)*			9,500	95
	李家傑先生				9,500 *(附註7)*		9,500	95
	李家誠先生				9,500 *(附註7)*		9,500	95
溢匯國際有限公司	李兆基博士			2 *(附註8)*			2	100
	李家傑先生				2 *(附註8)*		2	100
	李家誠先生				2 *(附註8)*		2	100
港華燃氣有限公司(「港華燃氣」)	李兆基博士			1,378,172,901 *(附註9)*			1,378,172,901	70.18
	李家傑先生				1,378,172,901 *(附註9)*		1,378,172,901	70.18
	李家誠先生				1,378,172,901 *(附註9)*		1,378,172,901	70.18
	陳永堅先生					3,618,000 *(附註10)*	3,618,000	0.18
	關育材先生					3,015,000 *(附註10)*	3,015,000	0.15

* *陳永堅先生與其配偶共同持有該等股份。*

** *在股份之合計好倉佔公司或其任何相聯法團已發行股本百分率。*

認購港華燃氣股份(好倉)

根據港華燃氣之購股權計劃，公司若干董事獲授出可認購公司之附屬公司港華燃氣股份之購股權，截至2010年6月30日止，有關權益之詳情如下：

公司名稱	董事姓名	授出日期	可行使期	行使價 (港幣)	於01.01.2010 尚未行使 購股權涉及 的股份數目*	於30.06.2010 尚未行使 購股權涉及 的股份數目*
港華燃氣	陳永堅先生	16.03.2007	16.03.2008-27.11.2015	3.811	1,085,400	1,085,400
		16.03.2007	16.03.2009-27.11.2015	3.811	1,085,400	1,085,400
		16.03.2007	16.03.2010-27.11.2015	3.811	1,447,200	1,447,200
	合共				3,618,000	3,618,000
	關育材先生	16.03.2007	16.03.2008-27.11.2015	3.811	904,500	904,500
		16.03.2007	16.03.2009-27.11.2015	3.811	904,500	904,500
		16.03.2007	16.03.2010-27.11.2015	3.811	1,206,000	1,206,000
	合共				3,015,000	3,015,000

* *該等購股權之歸屬期由授出日期起至行使期開始時為止。*

除上述外，於2010年6月30日，根據《證券及期貨條例》第352條須予備存之登記冊，或根據《上市公司董事進行證券交易的標準守則》向公司及聯交所作出之申報，並無記錄公司董事在公司或其任何相聯法團(定義見《證券及期貨條例》第XV部)之股份、相關股份及債權證中擁有其他權益或淡倉。

乙. 主要股東及其他人士(好倉)

截至2010年6月30日止，除公司董事以外之人士，根據《證券及期貨條例》第336條須予備存之登記冊所記錄，持有公司股份及相關股份之權益及淡倉記錄如下：

	公司名稱	股份權益數量	%*
主要股東 (在股東大會上有權行使或控制行使10%或以上投票權之人士)	迪斯利置業有限公司*(附註1)*	1,542,661,734	21.48
	Timpani Investments Limited*(附註1)*	2,187,165,208	30.45
	Faxson Investment Limited*(附註1)*	2,863,990,251	39.88
	恒基兆業地產有限公司*(附註1)*	2,863,990,251	39.88
	恒基兆業有限公司*(附註2)*	2,869,269,624	39.95
	Hopkins (Cayman) Limited*(附註3)*	2,976,388,182	41.44
	Riddick (Cayman) Limited*(附註4)*	2,976,388,182	41.44
	Rimmer (Cayman) Limited*(附註4)*	2,976,388,182	41.44
主要股東以外之人士	Macrostar Investment Limited*(附註1)*	676,825,043	9.42
	Chelco Investment Limited*(附註1)*	676,825,043	9.42
	Medley Investment Limited*(附註1)*	644,503,474	8.97
	Commonwealth Bank of Australia*(附註11)*	523,597,235	7.29

* *在股份之合計好倉佔公司已發行股本百分率。*

除上述外，於2010年6月30日，根據《證券及期貨條例》第336條須予備存之登記冊，並無記錄其他人士在公司之股份及相關股份中擁有任何權益或淡倉。

附註：

1. Macrostar Investment Limited(「Macrostar」)、Medley Investment Limited(「Medley」)及迪斯利置業有限公司(「迪斯利」)實益擁有此等2,863,990,251股股份。Macrostar為Chelco Investment Limited(「Chelco」)之全資附屬公司，而Chelco則為Faxson Investment Limited(「FIL」)之全資附屬公司。Medley及迪斯利為Timpani Investments Limited(「Timpani」)之全資附屬公司，而Timpani則為FIL之全資附屬公司，FIL則為恒基兆業地產有限公司(「恒基地產」)之全資附屬公司。

2. 恒基兆業有限公司(「恒基兆業」)被視為擁有恒基地產所有已發行股份之64.85%。在此等2,869,269,624股股份中，2,863,990,251股股份相當於附註1所述之股份，而其餘股份權益則由恒基兆業一全資附屬公司實益擁有。

3. 在此等2,976,388,182股股份中，2,869,269,624股股份相當於附註1及附註2所述之股份，107,118,558股股份則由富生有限公司(「富生」)實益擁有。Hopkins (Cayman) Limited(「Hopkins」)作為一單位信託(「單位信託」)之受託人，擁有恒基兆業及富生股本中之全部已發行並有表決權之普通股股份。

4. 此等2,976,388,182股股份權益已於附註3重覆敘述。Rimmer (Cayman) Limited (「Rimmer」)及Riddick (Cayman) Limited (「Riddick」)各自作為兩個全權信託之受託人，擁有單位信託之單位權益。根據《證券及期貨條例》第XV部，李家傑先生及李家誠先生作為該兩個全權信託之可能受益人，被視為有責任披露此等股份權益。

5. 此等2,976,388,182股股份包括附註1至附註4所述之股份。李兆基博士實益擁有Rimmer、Riddick及Hopkins全部已發行股份。根據《證券及期貨條例》第XV部，李兆基博士被視為擁有此等股份之權益。

6. 此等43,923股股份由潘宗光教授及其配偶共同擁有之公司實益擁有。

7. 此等隆業發展有限公司之9,500股股份由公司之全資附屬公司(擁有4,500股)及恒基地產之全資附屬公司(擁有5,000股)實益擁有。就附註1至附註5所述，根據《證券及期貨條例》第XV部，李兆基博士、李家傑先生及李家誠先生被視為擁有恒基地產及公司之權益。

8. 此等溢滙國際有限公司之2股股份由公司之全資附屬公司(擁有1股)及恒基地產之全資附屬公司(擁有1股)實益擁有。就附註1至附註5所述，根據《證券及期貨條例》第XV部，李兆基博士、李家傑先生及李家誠先生被視為擁有恒基地產及公司之權益。

9. 在此等1,378,172,901股港華燃氣股份中，485,000,000股由公司之全資附屬公司Hong Kong & China Gas (China) Limited因與港華燃氣於2010年3月17日訂立買賣協議而視為已被其收購，其餘股份由公司之全資附屬公司Hong Kong & China Gas (China) Limited (擁有850,202,901股)、Planwise Properties Limited (擁有40,470,000股)及Superfun Enterprises Limited (擁有2,500,000股)實益擁有。就附註1至附註5所述，根據《證券及期貨條例》第XV部，李兆基博士、李家傑先生及李家誠先生被視為擁有公司之權益。

10. 該等購股權為董事之個人權益。

11. Commonwealth Bank of Australia (「Commonwealth Bank」)被視為擁有此等523,597,235股股份，此等股份由Commonwealth Bank之間接全資附屬公司擁有。

港華燃氣購股權計劃

港華燃氣推行三項購股權計劃，分別為創業板上市前購股權計劃、2001年創業板購股權計劃及2005年主板購股權計劃，據此，董事會可酌情向港華燃氣或其附屬公司的任何僱員(包括任何董事)授出可認購港華燃氣股份的購股權，惟須受該三項計劃訂明的條款及條件所限。創業板上市前購股權計劃及2001年創業板購股權計劃於2001年4月4日獲港華燃氣股東批准，年期直至2011年4月3日，為期10年。2005年主板購股權計劃於2005年11月28日獲港華燃氣股東批准，年期直至2015年11月27日，為期10年。

港華燃氣購股權之特定種類詳情如下：

購股權種類	授出日期	行使期	行使價 (港幣)
創業板上市前購股權計劃：			
創業板上市前購股權	04.04.2001	01.01.2003 – 03.04.2011	0.473
	04.04.2001	01.01.2004 – 03.04.2011	0.473
2001年創業板購股權計劃：			
2001年創業板購股權	13.11.2001	13.02.2002 – 13.02.2007	0.940
	13.11.2001	13.05.2002 – 13.02.2007	0.940
	13.11.2001	13.11.2002 – 13.02.2007	0.940
2004年創業板購股權	19.11.2004	31.12.2005 – 30.03.2011	3.483
	19.11.2004	31.12.2006 – 30.03.2011	3.483
	19.11.2004	31.12.2007 – 30.03.2011	3.483
2005年主板購股權計劃：			
2006年購股權	03.10.2006	04.10.2007 – 27.11.2015	2.796
	03.10.2006	04.04.2008 – 27.11.2015	2.796
	03.10.2006	04.10.2008 – 27.11.2015	2.796
2007年購股權	16.03.2007	16.03.2008 – 27.11.2015	3.811
	16.03.2007	16.03.2009 – 27.11.2015	3.811
	16.03.2007	16.03.2010 – 27.11.2015	3.811

下表披露港華燃氣購股權於本期內之變動情況：

	購股權種類	授出日期	行使期	行使價	於 01.01.2010	期內行使	期內失效	於 30.06.2010 尚未行使	緊接購股權獲行使前港華燃氣股份之加權平均收市價 (港幣)
類目1：港華燃氣董事									
陳永堅先生	2007年購股權	16.03.2007	16.03.2008 – 27.11.2015	3.811	1,085,400	–	–	1,085,400	–
		16.03.2007	16.03.2009 – 27.11.2015	3.811	1,085,400	–	–	1,085,400	–
		16.03.2007	16.03.2010 – 27.11.2015	3.811	1,447,200	–	–	1,447,200	–
關育材先生	2007年購股權	16.03.2007	16.03.2008 – 27.11.2015	3.811	904,500	–	–	904,500	–
		16.03.2007	16.03.2009 – 27.11.2015	3.811	904,500	–	–	904,500	–
		16.03.2007	16.03.2010 – 27.11.2015	3.811	1,206,000	–	–	1,206,000	–
其他港華燃氣董事	2004年創業板購股權	19.11.2004	31.12.2005 – 30.03.2011	3.483	904,500	–	–	904,500	–
		19.11.2004	31.12.2006 – 30.03.2011	3.483	904,500	–	–	904,500	–
		19.11.2004	31.12.2007 – 30.03.2011	3.483	1,206,000	–	–	1,206,000	–
	2007年購股權	16.03.2007	16.03.2008 – 27.11.2015	3.811	1,809,000	–	–	1,809,000	–
		16.03.2007	16.03.2009 – 27.11.2015	3.811	1,809,000	–	–	1,809,000	–
		16.03.2007	16.03.2010 – 27.11.2015	3.811	2,412,000	–	–	2,412,000	–
類目1合共					15,678,000	–	–	15,678,000	
類目2：港華燃氣僱員	創業板上市前購股權	04.04.2001	01.01.2003 – 03.04.2011	0.473	1,809,000	1,809,000	–	–	3.14
		04.04.2001	01.01.2004 – 03.04.2011	0.473	1,809,000	1,809,000	–	–	3.14
	2004年創業板購股權	19.11.2004	31.12.2005 – 30.03.2011	3.483	2,924,550	361,800	–	2,562,750	3.73
		19.11.2004	31.12.2006 – 30.03.2011	3.483	2,924,550	361,800	–	2,562,750	3.73
		19.11.2004	31.12.2007 – 30.03.2011	3.483	3,899,400	482,400	–	3,417,000	3.73
	2006年購股權	03.10.2006	04.10.2007 – 27.11.2015	2.796	482,400	180,900	–	301,500	3.65
		03.10.2006	04.04.2008 – 27.11.2015	2.796	723,600	180,900	–	542,700	3.65
		03.10.2006	04.10.2008 – 27.11.2015	2.796	964,800	241,200	–	723,600	3.73
	2007年購股權	16.03.2007	16.03.2008 – 27.11.2015	3.811	603,000	–	–	603,000	–
		16.03.2007	16.03.2009 – 27.11.2015	3.811	603,000	–	–	603,000	–
		16.03.2007	16.03.2010 – 27.11.2015	3.811	804,000	–	–	804,000	–
類目2合共					17,547,300	5,427,000	–	12,120,300	
所有類目					33,225,300	5,427,000	–	27,798,300	

附註：

1. 該等購股權之歸屬期由授出日期起至行使期開始時為止。
2. 期內，任何購股權計劃項下之購股權概無被註銷或失效。
3. 期內，並無授出新購股權。

購入股份或債券之安排

除上文所披露之購股權計劃外，於期內之任何時間，公司及其附屬公司概無訂立任何安排，讓公司董事可藉購入公司或任何其他法人團體之股份或債券而獲益。

公司資料

董事會

於本報告書日期，本公司董事會成員包括：李兆基博士(主席)，梁希文先生*，林高演先生，李國寶博士*，李家傑先生，陳永堅先生，關育材先生，李家誠先生及潘宗光教授*。

* *獨立非執行董事*

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2010

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(股份代號：3)